ARNOLD & PORTER LLP

Neil M. Goodman
Neil_Goodman@aporter.com

202.942.5191
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

RECEIVED
FEB 15 2007
SEC MAIL PROCESSING
WASH, D.C. SECTION
100

February 15, 2007

07021151

BY HAND DELIVERY

SUPPL

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of EDC's Press Release announcing the postponement of the approval of EDC's 2005 consolidated financial statements in accordance with International Accounting Standareds, which was disseminated to EDC's shareholders on January 29, 2007.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5191.

Very truly yours,

Neil Goodman

Enclosures

PROCESSED
FEB 21 2007
THOMSON FINANCIAL

La Electricidad de Caracas
y sus empresas filiales
empresas AES

INVESTOR RELATIONS BULLETIN

FOR IMMEDIATE RELEASE

From:
C.A. La Electricidad de Caracas
Avenida Vollmer, San Bernardino
Caracas, Venezuela

Contact:
Juan J. Azpurua
Director of Investor Relations
Telephone: (58-212) 502-1893/2536
e-mail: edcinversionistas@aes.com

EDC EXTRAORDINARY SHAREHOLDERS' MEETING RESULTS

Caracas, Venezuela (January 29, 2007): C. A. La Electricidad de Caracas (EDC) announced -at the end of its Extraordinary Shareholder's Meeting- the postponement of the approval the Company's Consolidated Financial Statements as of yearend 2005, presented in accordance with the "International Financial Reporting Accounting Standards", and consequently, the reporting of EDC's Financial Statements as of yearend 2006 will be presented in accordance with the generally accepted accounting principles in Venezuela.

C. A. La Electricidad de Caracas and its Affiliates (EDC), an affiliate of the AES Corporation, supplies electrical service mainly to the Caracas Metropolitan Area and is the largest private electrical utility in Venezuela. EDC shares are traded in the Caracas Stock Market. The Company's American Depositary Receipts (ADRs) are dealt under the "ELDAY" symbol in the U.S. over-the-counter market and under the "XEDC" symbol in LATIBEX, the international stock market for Latin American securities.

AES is one of the world's largest global power companies, with 2005 revenues of $11 billion. With operations in 26 countries on five continents, AES's generation and distribution facilities have the capacity to serve 100 million people worldwide. Our 14 regulated utilities amassed 2005 annual sales of over 82,000 GWh and our 122 generation facilities have the capacity to generate approximately 44,000 megawatts. Our global workforce of 30,000 people is committed to operational excellence and meeting the world's growing power needs. To learn more about AES, please visit www.aes.com or contact AES media relations at media@aes.com.

La Electricidad de Caracas
y sus empresas filiales
empresas AES

BOLETÍN DE RELACIONES CON INVERSIONISTAS

PARA SU ANUNCIO INMEDIATO

De:
C. A. La Electricidad de Caracas
Avenida Vollmer, San Bernardino
Caracas, Venezuela

Contacto:
Juan J. Azpurua
Director de Relaciones con Inversionistas
Teléfono: (58-212) 502-1893/2536
e-mail: edcinversionistas@aes.com

RESULTADOS DE LA ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS

Caracas, Venezuela (enero 29, 2007): C.A. La Electricidad de Caracas anunció que la Asamblea de Accionistas decidió posponer la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF) y Normas Internacionales de Contabilidad (NIC) para la elaboración de sus estados financieros, por lo que los estados financieros correspondientes al ejercicio económico 2006 se elaborarán bajo los Principios de Contabilidad de Aceptación General en Venezuela.

C. A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos de América en el mercado "over-the-counter", bajo el símbolo: "ELDAY.pk " y en el mercado internacional para valores latinoamericanos - "LATIBEX" bajo el símbolo: "XEDC".

AES es una de las compañías de electricidad más grandes del mundo, con ventas de US$ 11 millardos en el 2005 y operaciones en 26 países de los 5 continentes. Sus instalaciones de generación y distribución tienen capacidad de proveer energía a 100 millones de personas en todo el mundo. Cuenta con 14 compañías integradas que totalizaron ventas anuales superiores a los 82.000 GWh y 122 plantas de generación Con 127 plantas de generación y 14 compañías distribuidoras, AES tiene una capacidad instalada de 44.000 MW. Nuestra fuerza laboral de 30.000 personas está comprometida con la excelencia operacional y la satisfacción de las necesidades de crecimiento de energía a nivel mundial. Para mayor información acerca de AES visite: www.aes.com o contactar a AES media relations por: media@aes.com.

ARNOLD & PORTER LLP

Neil M. Goodman
Neil_Goodman@aporter.com

202.942.5191
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

February 15, 2007

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of EDC's Notice of an Ordinary General Meeting of Shareholders to be held on March 1, 2007, which was published in newspapers of general circulation in Caracas, Venezuela and filed with the Comision Nacional de Valores of the Bolivarian Republic of Venezuela on February 13, 2007.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5191.

Very truly yours,

Neil Goodman

Enclosures

C.A. La Electricidad de Caracas

Capital Autorizado: Bs. 598.800.000.000,00
Capital Suscrito: Bs. 329.221.407.800,00
(Totalmente Pagado)

NOTICE OF GENERAL MEETING

The stockholders of C.A. La Electricidad de Caracas are hereby called to an Ordinary General Meeting to be held on Thursday, March 01, 2007, at 9:00 a.m., at the Company's main office located at the La Electricidad de Caracas Building, Av. Vollmer, Urb. San Bernardino, in order to:

1. Consider for approval the Company's Annual Report submitted by the Board of Directors and the Consolidated Financial Statements as of year-end 2006, with the External Auditors' opinion and the Statutory Auditors' Report .

2. Elect principal and alternate members of the Board of Directors, the members of the External Directors' Committee for the 2007-2008 period, as well as the advisor to the Board.

3. Consider and decide on the issuance of commercial paper, establishing a maximum amount in circulation and the remuneration of the Holders' Common Representative.

4. Appoint the External Auditors for the 2007-2008 period.

5. Appoint two (2) Statutory Auditors and their two (2) alternates for the 2007-2008 period, and establish their remuneration and form of payment.

6. Consider and decide on the report presented by the Board of Directors with respect to its proposal regarding the payment of dividends.

Caracas, February 13, 2007

By C.A. La Electricidad de Caracas Board of Directors
Andrés Gluski
Chairman

NOTE: The documents referred to in this Announcement are available to the Shareholders at Banco Venezolano de Crédito Transfer Agent offices, located at the lobby of La Electricidad de Caracas' headquarters.

C.A. La Electricidad de Caracas

Capital Autorizado: Bs. 598.800.000.000,00
Capital Suscrito: Bs. 329.221.407.800,00
(Totalmente Pagado)

CONVOCATORIA

Se convoca a los señores accionistas de la Sociedad para la Asamblea General Ordinaria que se celebrará el día jueves 1 de marzo de 2007, a las 9:00 a.m., en la sede de la misma, ubicada en el edificio La Electricidad de Caracas, Av. Vollmer, Urb. San Bernardino, a los fines de:

1. Discutir, aprobar o modificar el Balance General de la Sociedad y los Estados Financieros Consolidados de la misma al cierre del ejercicio 2006, con vista al Informe de los Comisarios y el Informe de Gestión de la Junta Directiva correspondiente a dicho ejercicio.

2. Designar los miembros principales y suplentes de la Junta Directiva para el período 2007-2008 y, de entre ellos, a los miembros del Comité de Directores Externos de la misma. Igualmente, designar al Consejero de la Junta Directiva para el mismo período.

3. Considerar y resolver acerca de la emisión de papeles comerciales, estableciendo el monto máximo en circulación y la remuneración del Representante Común de los Tenedores de los valores.

4. Designar los Auditores Externos de la Sociedad para el período 2007-2008.

5. Elegir dos (2) comisarios principales y dos (2) suplentes para el período 2007-2008, fijando su remuneración y forma de pago.

6.Considerar y resolver acerca de la propuesta de dividendo presentada por la Junta Directiva.

Caracas, 13 de febrero de 2007

P/LA JUNTA DIRECTIVA
ANDRÉS GLUSKI
Presidente de la Junta Directiva

NOTA: Los documentos a que se refiere esta Convocatoria están a disposición de los señores accionistas, en las oficinas del Banco Venezolano de Crédito, Agente de Traspaso, ubicadas en la Planta Baja del edificio sede de La Electricidad de Caracas.

ARNOLD & PORTER LLP

Neil M. Goodman
Neil_Goodman@aporter.com

202.942.5191
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

February 15, 2007

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

SEC MAIL RECEIVED PROCESSING SECTION FEB 1 2007 WASH., D.C. 190

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of EDC's Fourth Quarter and Full Year 2006 Earnings Release, which was disseminated to EDC's shareholders on February 12, 2007.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5191.

Very truly yours,

Neil M. Goodman

Neil Goodman

Enclosures

La Electricidad de Caracas
y sus empresas filiales

4TH QUARTER
2006
Caracas, Venezuela
February 2007

C. A. LA ELECTRICIDAD DE CARACAS
Contacts:
Scarlett Alvarez U
VP Corporate and Investor Relations
Juan José Azpurua E.
Investor Relations Director
(58) (212) 502.29.50 / (58) (212) 502.18.93
edcinversionistas@aes.com / www.laedc.com.ve

HIGHLIGHTS

- At year-end, energy losses stood at 14.89% (an accumulated improvement of 283 bps for the year) reaching comparable levels to those in 1999. During the fourth quarter energy losses were reduced by 52 bps.
- On December 12th 2006, the Venezuelan Supreme Court partially ruled in favor to a legal claim demanding the Company's contributions to the Fondo de Ahorro be recognized as part of salaries.
- The AES Corporation and the Bolivarian Republic of Venezuela today signed a memorandum of understanding (MOU) for the purchase of AES's 82.14% stake in EDC for US$ 739.26 millions, post the usual yearly annual dividend to be paid in 2007. The minority shareholders holding ADRs or local shares will be offered equal or better economic terms than AES. The sale is contingent upon the negotiation and execution of a mutually satisfactory definitive agreement and the completion of satisfactory due diligence. The MOU is in effect through March 31, 2007.

CONTENTS

CONSOLIDATED RESULTS FOR THE FOURTH QUARTER --AND FULL YEAR-- OF 2006

IN THE FOURTH QUARTER, EDC RECORDED NET EARNINGS OF Bs. 74.38 BILLION AND AN EBITDA OF Bs. 125,35 BILLION (EBITDA MARGIN 33.25%).

FACT SHEET		For the Years ended in: 12/31/2005	12/31/2006
Operating Revenues	MM Bs.	1,592,006	1,562,025
Operating Expenses (excl. depreciation)	MM Bs.	(805,056)	(859,335)
EBITDA	MM Bs.	786,950	702,690
EBITDA Margin	%	49.43	44.99
Net Income	MM Bs.	199,308	254,424
Closing Share Price (1)	Bs./Share	320	650
Market Capitalization	US$ million	467.76	995.32
Installed Generation Capacity (2)	MW	2,316	2,316
Net Generation (2)	GWh	9,846	10,079
Plant Availability (2) (3)	%	83.57	85.73
Net Capacity Factor (2)	%	52.06	53.29
Overhead Lines	Km	7,248	7,287
Underground Lines	Km	3,488	3,520
Substations	#	133	133
Installed Distribution Capacity	MVA	14,426	14,586
Meters	Thou	1,117	1,128
Billed Active Customers	#	1,029,805	1,103,149
Sales of Energy (2)	GWh	10,526	11,392
Sales of energy per Employee	GWh/employee	4.03	4.14
Customers per Employee	Client/employee	394	401
Employees (4)	#	2,615	2,749

(1) BVC / (2) Not including GENEVAPCA / (3) 12-month moving average
(4) Regulated Group (EDC + CALEY)

EXTERNAL FACTORS (*)

- Inflation stood at 3.93% at the end of the fourth quarter of 2006, while the accrued inflation for the year was 17%.
- The Wholesale Price Index grew 3.58% during the quarter and an accrued 15.93% as of year-end 2006.
- The average national unemployment rate at the end of the quarter stood at 8.80%.
- Countrywide electrical energy consumption increased 6.61% by the end of the fourth quarter.

(*) Source: BCV, INE y OPSIS.

FINANCIAL RESULTS

Results (Millions of Bs.)											
Quarterly Comparison:									For the year ended in:		
1Q 05	2Q 05	3Q 05	4Q 05	1Q 06	2Q 06	3Q 06	4Q 06		Dec-31-05	Dec-31-06	Var. %
376,194	396,942	408,749	410,121	372,081	393,844	419,052	377,048	Ingresos de Operación	1,592,006	1,562,025	(1.88)
(207,737)	(201,510)	(192,130)	(203,679)	(216,128)	(176,004)	(215,508)	(251,695)	Gastos de Operación	(805,056)	(859,335)	6.74
168,457	**195,432**	**216,619**	**206,442**	**155,953**	**217,840**	**203,544**	**125,353**	**EBITDA**	**786.950**	**702,690**	**(10.71)**
44.78%	**49.23%**	**53.00%**	**50.34%**	**41.91%**	**55.31%**	**48.57%**	**33.25%**	**MARGEN EBITDA**	**49.43%**	**44.99%**	**(444) bps**
(66,694)	**72,191**	**106,351**	**87,460**	**51,130**	**84,230**	**44,683**	**74,381**	**Utilidad Neta**	**199,308**	**254,424**	**27.65**

OPERATING REVENUES

In the fourth quarter of 2006, operating revenues totaled Bs. 377.05 billion, down 8.06% with respect to the same period in 2005. This level of performance is the result of the effects of a lag between tariff increases and accrued inflation for the period, which were partially offset by a 7.75% increase in sales of energy in the area served by the Company, a 37.12% increase in the energy contributions made by EDC affiliate GENEVAPCA to CADAFE through the National Interconnected System (SIN by its Spanish acronym), and a 7.12% growth in the customer base (partially achieved by turning 17,334 consumers into customers).

Accrued Operating Revenues by year-end 2006 stood at Bs. 1,562.03 billion, 1.88% lower than the one registered in the same period in the previous year. Again, this drop is due to the effects of a lag between tariff increases and accrued inflation for the year, which were partially offset by a 8.23% growth in the sales of energy within the served area, which includes the recovery of additional 165.68 GWh (Bs. 9.59 billion) --when compared to 2005– resulting from the implementation of the "Revenue Increase Plan" for 2006 aimed at reducing energy losses.


Operating Revenues
(Millions of Bs.)
1,592,006
1,562,025
410,121
377,048
4Q 05
4Q 06
2005
2006

OPERATING EXPENSES

Operating Expenses (excluding depreciation) for the quarter totaled Bs. 251.70 billion, up 23.57% with respect to the same period in 2005. The main driver for this increase was an one-time adjustment Bs. 42.32 billion in the provision for a legal claim filed by some EDC employees demanding the Company's contributions to the Fondo de Ahorro (Savings Fund) be recognized as part of their salaries.

For the year 2006, Operating Expenses (excluding depreciation) were Bs. 859.34 billion 6.74% higher, with respect to that of 2005, as a result of: (1) the salary increase stipulated in the 2004-2006 Collective Bargaining Agreement, (2) an increase in cost of contracted services related to customer care and maintenance of the distribution network, (3) an adjustment in the allowance for doubtful accounts, and (4) the above mentioned one-time adjustment in the provision for legal claims. This increase was partially offset by: (1) lower value added tax and municipal tax rates, (2) an 18.05% drop in the price of natural gas (as compared to the 2005 *price), and* (3) the Company's ongoing cost cutting strategy.


Operating Expenses
(Millions of Bs.)
805,056
859,335
203,679
251,695
4Q 05
4Q 06
2005
2006

EBITDA

At the end of the fourth quarter, EBITDA totaled Bs. 125.35 billion, 39.28% below the level recorded in the same period of 2005. The EBITDA Margin, which stood at 33.25%, decreased 1,709 bps as compared to its level in the same period of the previous year. EBITDA is 12.43 times financial interest and expenses.

EBITDA and the EBITDA margin stood at Bs. 702.69 billion and 44.99%, respectively, at the end of year 2006.

Excluding the impact of the one-time adjustment in the provision for legal claims on the operating expenses, EBITDA for the fourth quarter would have been Bs. 168.67 billion, with an EBITDA Margin of 44,73%; and full-year 2006, EBITDA would have stood at Bs. 746.01 billion with an EBITDA Margin of 47,76%.


EBITDA
(Millions of Bs.)
786,950
702,690
206,442
125,353
4Q 05
4Q 06
2005
2006

EBITDA Margin			
50.34%	33.25%	49.43%	44.99%
4Q 05	4Q 06	2005	2006

INTEGRAL BENEFIT (COST) OF FINANCING

In 2006, the Company obtained an accrued integral benefit of financing of Bs. 51.76 billion compared to an integral cost of financing of Bs. 17.65 billion registered in the same period in the previous year. This was the result of: (1) a lower level of debt stemming from the prepayment and repayment of loans from foreign and local sources, (2) lower local lending interest rates applied to the bolivar-denominated debt, which led to a 39.26% drop in interest and financial expenses, and (3) the stability of the official exchange rate

Integral Benefit (Cost) of Financing	For the Years ended in 12/31/05	12/31/06	Var. %
(Million of Bs.)			
Interest & Financial Expenses	(185,427)	(112,634)	(39.26)
Interest Earned	48,087	39,839	(17.15)
Net exchange gain (loss)	25,886	27,551	6.43
Result of exposure to inflation	93,800	97,004	3.42
	(17,654)	**51,760**	n.m.

NET INCOME

In the fourth quarter, the Company recorded a net income of Bs. 74.38 billion, 14.96% lower than the same period of 2005 (Bs.87.46 billion).

For the year 2006, the Company reported a net income of Bs. 254.42 billion as compared to Bs. 199.31 billion in 2005, due to: (1) a Bs. 22.37 billion reduction in depreciation expenses, (2) an integral benefit of financing of Bs. 51.76 billion vis-à-vis an integral cost of financing amounting to Bs. 17.65 billion, and (3) the Company's ongoing cost cutting strategy.


Net Income
(Million of Bs.)
87,460
74,381
199,308
254,424
4Q 05
4Q 06
2005
2006

FINANCIAL DEBT

At the end of the fourth quarter of 2006, the company's Financial Debt stood at US$ 309.52 million, US$ 89.25 million (22.38%) lower than in the fourth quarter of 2005. This variation resulted from: (1) the repayment to local banks of loans totaling US$ 69.77 million, mostly for syndicated loans; and (2) repayment of Dollar-denominated loans to bilateral institutions and commercial banks for a total of US$ 49.13 million, and (3) the issuance of commercial papers for the amount of US$ 29.65 million.


Financial Debt
(Million of US$)
4Q 05
399
1Q 06
395
2Q 06
359
3Q 06
283
4Q 06
310

The average life of the debt stood at 6.77 years, 0.52 years higher with respect to the fourth quarter of 2005 as a result of the repayment of US$ 39.84 million of the collateralized series, at its maturity, this past September, as well as the repayment of Bolivar-denominated loans for US$ 40.12 million. The weighted average cost of the debt for 2006 was 9.53% in foreign currency and 11.24% in local currency. The total weighted average cost of the debt stood at 9.75% as a result of the repayment of Bolivar-denominated loans.


Average Life
(Years)
6.25
6.03
6.31
7.64
6.77
4Q 05 1Q 06 2Q 06 3Q 06 4Q 06

As of December 31, 2006, financial leverage (Debt/Equity) stood at 16.81%.

CREDIT RATINGS

On January 09 2007, Standard & Poor's Ratings Services placed its "B" rating on EDC on "Credit Watch" with "*negative*" implications. Standard & Poor's also placed its "B" senior unsecured debt rating on Electricidad de Caracas Finance B.V.'s notes *due 2014* on "Credit Watch" with "negative" implications.

On January 10 2007, Fitch Ratings has downgraded the senior unsecured foreign and local currency debt ratings and Issuer Default Ratings of C.A. La Electricidad de Caracas (EDC) to 'B+'. The Rating Outlook is Negative. Additionally, Fitch has downgraded the long-term national scale rating of EDC to 'AA(ven)' from 'AA+(ven)' and the short-term national scale rating is downgraded to 'F1(ven)' from 'F1+(ven)'.

These rating actions follow the announcements made by President Chavez of his intent to nationalize companies in strategic sectors, such as telecommunication and electricity.


Debt Structure
US$
Bs.
4Q 05
81%
19%
4Q 06
89%
11%
Fixed
Variable
4Q 05
69%
31%
4Q 06
96%
4%
Long
Short
4Q 05
80%
20%
4Q 06
86%
14%

MANAGEMENT OF THE BUSINESS

TARIFF SCHEME

The following is a disclosure of EDC and CALEY average tariffs for the fourth quarter, and accrued for the year 2006:

Bs. / kWh	4Q 06		YTD	
Type of Service	EDC	CALEY	EDC	CALEY
Residential	111.82	86.22	116.12	87.55
General	113.23	79.83	118.20	82.77
Industrial	83.55	79.96	87.84	84.19
Public Lighting	138.20	120.77	143.69	112.14
Government	92.92	88.75	98.18	84.83
Average*	**106.27**	**85.86**	**110.80**	**87.00**
* Includes business tax and CACE costs				

El Centro Nacional de Gestión del Sistema Eléctrico (National Electric System Management Centre) was officialy created by the Venezuelan Government through the decree N° 5.026 and published in the Official Gazette 38.576 dated December 1st 2006. The functions of this new state-owned entity are to supervise and control the integrated operations of the system's generation and transmission resources.

GENERATION

Net generated energy in the fourth quarter of the year amounted to 2,426 GWh, a 6.19% drop when compared to the same period in the previous year. This variation resulted mainly from an increase in energy purchased from Edelca which, at the end of the quarter, totaled 1,005.30 GWh (not including CALEY).

Installed Capacity (MW)	
Arrecifes	120
Ampliación Tacoa	1,410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Installed Capacity	**2,616**

4Q 05	4Q 06	Var.	(Expressed in GWh)	2005	2006	Var.
2,669	2,508	(6.03%)	Gross Generation	10,160	10,405	2.41%
763	1,110	45.48%	Energy Purchases (including CALEY)	3,086	3,476	12.64%
(620)	(588)	(5.16%)	Internal Consumption & Losses	(2,720)	(2,489)	(8.49%)
2,812	**3,030**	**7.75%**	**Total Sales of Energy**	**10,526**	**11,392**	**8.23%**
2,586	2,426	(6.19%)	Net Generation	9,846	10,079	2.37%
83.57	85.73	2.58%	Plant Availability (%)	83.57	85.73	2.58%
54.26	50.90	(6.19%)	Net Capacity Factor (%)	52.06	53.29	2.36%

Note: The data does not include GENEVAPCA

TRANSMISSION AND DISTRIBUTION

During the fourth quarter, the Company's transmission system delivered 3,328.04 GWh to the distribution system, a 5.67% growth with respect to the same period in 2005. For the year 2006, a total of 12,768.29 GWh were delivered to the distribution system, which represents an increase of 4.98% when compared to the previous year.

On the other hand, the maximum demand of gross power during the quarter was 2,144.44 MW (the highest to date), up 4.91% as compared to 2005.

230kV	69kV	30kV	Total	Voltage Levels	12.47kV	8.3kV	4.8kV	Total
364	900	167	1,431	Overhead Lines (km)	5,326(*)	194	336	5,856
24	564	334	922	Underground Cables (km)	1,463(*)	67	1,068	2,598
388	**1,464**	**501**	**2,353**	**Total**	**6,789**	**261**	**1,404**	**8,454**
7	14	8	29	Substations (#)	46	9	49	104
3,340	4,563	982	8,884	Installed Capacity (MVA)	4,313	109	1,280	5,702
				Circuits (#)	494	30	455	979
				Meters (thousands)				1,128

(*) Includes CALEY's low-voltage lines (1,500 Kms.)

Management Indicators

SAIDI at year-end 2006 was 4.86 hours. This indicator has remained within the expected limits considering seasonality. For the month of December, the SAIDI showed a slight improvement in comparison with the previous month.

The SAIFI indicator totaled 3.41 times, a slight improvement when compared to the previous month.

The improvements seen in these quality indicators are the result of (1) a timely response to contingencies, (2) the implementation of an inspection program throughout the electrical distribution grid to detect critical situations where maintenance is the first priority, and (3) the execution of investment projects to upgrade the system up to design conditions. All of the above have led to a significant drop in the number of service claims and unforeseen interruptions.


SAIDI (*)
Hours
Good
6.22
6.34
5.69
5.66
5.58
5.64
5.38
5.20
5.02
4.87
5.05
4.89
4.86
Target: 5.04
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2005
2006

(*) includes CALEY


SAIFI (*)
Times
Target: 3.81
Good
3.59
3.59
3.53
3.50
3.53
3.58
3.50
3.42
3.35
3.32
3.47
3.42
3.41
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2005
2006

(*) includes CALEY

RETAIL

By the end of the quarter, our Customer Care Network included 78 authorized agents (includes 22 community agents), 1 point of payment, 16 commercial offices, and 400 bank branches. Some of the most significant achievements in our efforts to improve customer satisfaction indices include:

- Exceeded the target set for the year of 80% –regarding payments and inquiries– in all commercial offices within the greater Caracas region (84% and 91% respectively)
- The opening of the "EDC - Plata" (EDC-Silver) centers in all of our commercial offices was concluded (8,484 subscribed clients representing Bs. 468 million).
- As of December 31st a total of 358,000 clients have subscribed to our "Text Message Service" SMS.
- Since the beguining in August 2006, all Banesco (a local bank) clients are able to pay their electricity and trash collection services through the Internet, leading to a 143% increase in collections in that institution alone.
- At year-end 2006, the customer satisfaction level for the Company's Contact Center stood at 89.16%, significantly exceeding our target of 85%.

Management Indicators

By the end of the fourth quarter, the Company had billed 1,103,149 active customers (87.80% in the residential category; 10.83% in the commercial category; and 1.37% in the industrial and public sector categories). Sales of energy for the quarter in the area served by EDC stood at 3,030 GWh, up 7.75% with respect to the same period in 2005. This increase in sales of energy resulted from: (1) a 5.04% increase in demand in the area served by EDC by the end of the quarter, (2) the 7.12% growth of the Company's customer base with respect to the same period in 2005, and (3) the implementation of the "Revenue Increase Plan", which is aimed at reducing energy losses.

Billed Active Customers	4Q05	4Q06	Var.
Residential	899,648	968,517	7.66%
Industrial	6,394	6,707	4.90%
Commercial	115,985	119,422	2.96%
Public Sector	7,778	8,503	9.32%
Total	**1,029,805**	**1,103,149**	**7.12%**

4Q05	4Q06	Var.	Consumption in GWh	2005	2006	Var.
976	1,081	10.76%	Residential	3,654	4,068	11.33%
518	516	(0.39%)	Industrial	1,994	2,012	0.90%
1,037	1,122	8.20%	Commercial	3,892	4,178	7.35%
281	311	10.68%	Public Sector	985	1,134	15.13%
2,812	**3,030**	**7.75%**	**Total in Served Area**	**10,525**	**11,392**	**8.24%**
0	0		S.I.N.	1	0	
2,812	**3,030**	**7.75%**	**Total Served Area + S.I.N.**	**10,526**	**11,392**	**8.23%**

Note: Does not include GENEVAPCA

Effectiveness of Collections

For the month of December, effectiveness of collections stood at 102.57% (102.2% for private sector accounts and 104.4% for public sector accounts, for which 90% of the institutions paid its bill in 2006). The effectiveness of collections for the year 2006 was 99.54%, broken down as follows: (a) massive clients, 100.95%; (b) large clients 101.58%; (c) private sector 101.08%; and (d) public sector 90.52%. Accounts receivable turnover stood at 1.67 months in the fourth quarter of this year vs. 2.05 months in the fourth quarter of 2005. This was essentially due to the recording of Bs. 42.60 billion in the provision for doubtful accounts receivable.



Effectiveness of Collections
1.05
1.12
0.98
0.95
1.03
D-05
M-06
J-06
S-06
D-06



Receivables Turnover (Months)
2.05
2.18
2.17
2.20
1.67
D-05
M-06
J-06
S-06
D-06

Detail per Sector

Private				
1.28	1.29	1.26	1.28	0.79
Public				
6.47	7.32	7.70	7.65	6.84

SAFETY

Significant safety activities performed during this quarter include:

- Audits to 21 of our contractors were performed. Action plans were jointly designed in order to correct weaknesses. As of December 31 2006, a total of 26 audits to our contractors were performed.
- An environmental audit performed at the C.G.R.Z. and at AES Tiete's hydro-plants in Brazil, coordinated and executed by EDC's SHA unit.
- Delivery –in our O.A.M. Plant– of a Manual for Occupational Risks (recommending the update of the description of each worker's position and identifying their associated risks).
- Training EDC's and contractor's personel, exceeding the goal set of 40,000 hours/year for each group (51,324 and 40,544 hours/year, respectively).
- Workshops on accident prevention given by INPSASEL personel to workers of our contractors, with an attendance level of more than 80%.
- The unit in charge of Safety, Hygiene and Environment --jointly with the team responsible for equipment testing-- performed semestrial tests to 4,438 equips.



Number of Accidents
4Q 05
3
5
1Q 06
9
3
2Q 06
9
5
3Q 06
6
4
4Q 06
9
4
Employees
Contractors

2006	LTA	Fatalities
Employees	16	0
Contractors	33	0
Total	49	0
Third Parties	11 (**)	6 (*)

(*) EDC not held liable

(**) Included under contractors

COST REDUCTION PROGRAMS

In the fourth quarter of 2006, the recovery of 30kV circuit cups and oil treated in connection boxes and transformers led to Bs. 100.54 MM in savings in the 4th quarter of the year, while savings for the year as a whole totaled Bs. 277.71 MM.

ENERGY LOSSES RECOVERY

As of December 2006, energy losses (12 months) stood at 14.89%, 61 bps better than the Company's target of 15.50%, and 24 bps below of those recorded in the previous month. Losses of energy for the month of December were 10.56% making it the lowest value recorded for the year.

Through the implementation of the "Revenue Increase Plan" for 2006 , the following results were obtained in the fourth quarter:

- Energy sales exceeded Bs.114 billion each of the last three months of the year.
- During 2006, 543.47 GWh were recovered (43.86% more than in the previous year.)
- Non-technical losses decreased 248 bps as compared to year 2005.
- 17,334 consumers were turned into customers (accrued at year-end: 64,632)
- 51,898 meters with expired certification were replaced during the quarter for a total of 201.959 meters (aproximately 20% of all meters installed) in 2006.
- 5,184 meter modules were enclosed as part of the Company's prevention and control measures (a total of 35,735 at year-end).



Active Customers (thousands)
1,110
1,090
1,070
1,050
1,030
1,010
990
970
950
930
D J F M A M J J A S O N D
2005
2006
Incorporation
Desincorporation



Energy Losses (%)
17.72
17.15
16.17
15.41
14.89
15.50
D-05
M-05
J-06
S-06
D-06

AFFILIATES

GENEVAPCA

During the fourth quarter, GENEVAPCA, in addition to meeting its commitments with PDVSA, continued to help mitigate the shortage of electric energy in the Paraguana Peninsula by contributing 181 GWh to CADAFE (approximately 46% of the requirements for the region). For the quarter, sales of electrical energy of this affiliate totaled 390 GWh, while sales of steam stood at 215,656 MT.



Energy Exports to the Venezuelan Electrical System (GWh)
132
147
180
212
181
4Q 05
1Q 06
2Q 06
3Q 06
4Q 06

ADMINISTRADORA SERDECO

For the quarter, operating revenues stood at Bs. 5.95 billion, down 3.66% with respect to the same period of 2005. This variation is due to the expiration of the EDC-PDVSA GAS commercial alliance and that new alliances with the municipalities in the areas of telecommunications, insurance, and other public services are still under development. The affiliate is currently focusing on feasible business opportunities in the short term, as well as improving the effectiveness of collections for the garbage collection service. Operating expenses for the quarter totaled Bs. 4.74 billion, an 6.34% increase as compared to the same period in the previous year due to higher technology and administrative costs. The affiliate will continue its efforts to rationalize costs without affecting its established goals.

COMMOVIL

The company's operating revenues for the fourth quarter stood at Bs. 1.09 billion, down 14.62% with respect to the same period in the previous year. This variation is mainly the result of a reduction of its customer base. EBITDA for the quarter stood at Bs.0.22 billion, with an EBITDA margin of 20%, down 2.170 bps with respect to the same period in 2005. At present, Commovil has a portfolio of 138 clients, who use the services of voice trunking in the large cities throughout the country. Additionally, Commovil offers other services, namely sales, rental and repair of communication equipment. The availability of voice transmission service stood at 99.80%.

AES NETWORK

At the end of the fourth quarter, AES Network had 45 clients, mainly domestic and foreign telecommunications operators, corporate businesses and Internet Service Providers (ISPs). As part of its initiatives for 2006, it is exploring the feasibility to establish BPL technology. To date, 15 residential customers of "La Urbina" (eastern Caracas) have been part of the pilot program, which has a projected target of 300 customer by the end of 2007.

AES Network is the only company that provides carrier-to-carrier services in the Caracas Metropolitan area through fiber optics and is the first company in Venezuela to provide Ethernet connections supported by Service Level Agreements (SLAs). Its services are available 24 hours a day, 365 days a year, in the Caracas Metropolitan Area.

During the quarter, operating revenues stood at Bs. 3.15 billion, a 5.40% increase when compared to the same period in 2005 due to the growth of its customer base. EBITDA for the quarter stood at Bs. 1.45 billion, with an EBITDA margin of 46%, down 2.344 bps with respect to the same period in 2005 due to higher cost at the "last mile" as well as for the fiber.

PHOENIX INTERNACIONAL, C.A.

At the end of the quarter, this affiliate continued to provide a reliable service to PDVSA through the MUC-10 water treatment and injection plant, located in Maturín, with an injection volume of 15,000 barrels of water per day meeting PDVSA's safety and environmental standards. Currently, Phoenix is studying different business initiatives that will allow it to consolidate itself as a reliable service provider to the country's oil industry. One of these initiatives is the expansion of its MUC-10 plant which will double its current water injection capacity. Since the begining of its operations in October 09, 2000, and up until December 31 2006, the company has recorded a total of 2,274 days without accidents. This year alone the company has recorded 54,222 man-hours without accidents.

At year-end 2006, operating revenues stood at Bs. 4.20 billion, 70% lower than the same period of 2005. This variation is due to a reduction in the water injection tariffs as established in the service contract with PDVSA. The affilate obtained Bs. 0.28 billion in savings by substituting a chemical compound used in the water treartment process making it more compatible with other products used by PDVSA, and, at the same time extended the useful life of the filters employed, which are an important factor in operating costs.

STOCK MARKET

EDC SHARE PRICE

At the end of the quarter, the price of EDC's shares closed at Bs.650/share, an increase of 103.12% with respect to the closing price in the same period of 2005 (Bs.320). The *Bolsa de Valores de Caracas Index* (IBC) closed at 52,233.68 points (value for the month of December), 156.11% higher than the same period of 2005.

Not withstanding, during the month of January, the IBC experienced a drop of 8,372.83 points (15.99%) due to the recent nationalization announcements made by the government, which includes the electric sector among others. In the case of EDC, he share price dropped 25.38% closing at Bs. 485. At the end of December, the price of EDC's ADS traded at the Latin American market in Europe, LATIBEX, was € 8,00/ADS

Market Performance - LATIBEX 07/13/2006 al 12/31/2006	
Closing Price	€ 8.00
Max. Price	€ 8.94
Min. Price	€ 7.60
Trading Volume	374,725
Traded Amount	€ 3,067,550

MARKET CAPITALIZATION

As of December 31st, the market capitalization had risen to US$ 995.32 million, up 112.78% as compared to its level in December 2005. This improvement is the result of: (1) the rise of the share price throughout the period, (2) EDC's strategic plan for broadening its shareholders base (Capital Democratization), and (3) the stability of the official Bs./US$ exchange rate.

Market Value
(Bs. / Share)



650
604.45
560
500
320
4Q 05
1Q 06
2Q 06
3Q 06
4Q 06

Book Value
(Bs. / Share)

1,069.60	1,017.55	1,083.81	1,138.98	1,202.34

Market Capitalization
(Millions of US$)



995.32
883.55
857.51
730.87
467.76
4Q 05
1Q 06
2Q 06
3Q 06
4Q 06

SOCIAL INVESTMENT

Social Investment is an important value expressed in ways that reflect our commitment to the well-being and quality of life of the communities in which we serve. This commitment is translated through the following 6 programs: (a) Barrio Electrico (improving the quality of life in low-income communities that lack formal electrical service), (b) Education and Awareness (promoting community leadership and the benefits of reponsible energy use), (c) Institutional Strengthening (development of capabilities in social and cultural areas, as well as in sports), (d) Local Development (promoting processes for sustainable local development in low-income communities), (e) Environmental Development (generating resources oriented to the preservation of the environment), and (f) Corporate Volunteering (creating awareness, solidarity, and citizenship)

BARRIO ELÉCTRICO

"*Mesas Eléctricas*", or Electrical Boards, provides the Caracas communities with a space for organized participation in search of solutions to electrical service issues, which will lead to higher standards of living. These communities benefit through: (a) a formal and reliable service, (b) improvement of public safety, and (c) legal document that will allow them to ask for other services before public and private entities. As of December 31st, 176 Electrical Boards have been installed (150 in 2006). About 56.52% of the requested projects are currently under technical surveys and cost estimates, and 19.56% were presented to the communities in order to be submited to the authorities for its execution.

During the year, EDC implemented through "*Vamos con Vargas*" the following activities:

- *Education & Jobs.* As of December 31st 59 young adults have graduated from the Cableman-Lineman course, and 31 students are currently attending the course. Another 16 people have graduated from the auxiliary operator course
- *Reforestation.* 1,645 trees have been delivered to the Vargas Municipality.
- *Safety.* 30 kilometers of street lights have been installed, benefiting 15 communities of the region.
- *Safe, Reliable Service.* 4,231 new customers have been added to the EDC portfolio in the fourth quarter.
- *Investment in Electrical Grids.* Works in the Picure (B1), Carayaca (A3 y B1), and Tacagua (B2) circuits have been completed.

# of Projects (2006)

Status	Quantity
Under study	12
Engineering	57
Presented to Community	51
Waiting for resources	29
Under construction	3
Deferred (2007)	27
Concluded	1
Total	180

# of Projects (2005)

Status	Quantity
Under study	3
Engineering	8
Presented to Community	14
Waiting for resources	16
Under construction	5
Concluded	4
Total	50

EDUCATION AND AWARENESS

With "*Formación de Líderes Comunitarios*" (Developing Community Leaders), EDC contributes to developing the potential of community leaders by providing them with basic negotiation skills, project design & follow up tools, as well as expertise in the identification and management of key social aspects. In 2006, the Company started the implementation of the "Building Agendas for Active Participation" workshops in which topics such as Leadership, Strategic Planning, Social Audit, and Community Journalism were introduced along with providing basic knowledge on the legal framework that regulates the participation of the communities. A total of 198 people --including 36 workers from EDC's operative areas-- completed this workshop; while 27 persons graduated from the first program).

INSTITUTIONAL STREGTHENING

Trough "*Aporte Voluntario por Nómina*" EDC attracts the direct participation of workers who, together with the Company, support charitable initiatives promoted by "Dividendo Voluntario para la Comunidad". It is worth noting that EDC matches the cash contributions made by its employees. As of December 2006, the contributions amounted to Bs. 135.33 million of which Bs. 38.06 were collected during the fourth quarter; an increase of 7.66% with respect to the same period of 2005.

"*Dona tu Vuelto*" collects, if the client so agrees, the change remaining after the electricity bill and other services have been paid. With the "Dividendo Voluntario para la Comunidad" (DVC) as sponsor, the funds that are collected are allocated to "Fe y Alegría" projects in Venezuela. The program, for the quarter, collected Bs. 27.92 million, for total of Bs. 119.62 million during the year 2006.

During the second half of 2006, several institutions received the benefit of the total or partial *exoneration* of the electric power service (representing a total of Bs. 300 million); which is a way to support non-profit institutions in the areas of health, education, religion, sports, and recreation.

ENVIRONMENTAL DEVELOPMENT

GENEVAPCA, together with regional government organizations, continued the implementation of *"Arboleda" project*which consists of planting native species of trees across the Paraguaná Peninsula. A total of 10,130 trees of various species have been planted at year-end 2006, through 30 planting activities.

CORPORATE VOLUNTEERING

In 2006, EDC people (belonging to corportate volunteering) spent 3,114 hours on activities such as: sport events, Electrobus, delivering toys to children, Chorus activities, etc.

The results presented in this report have not been audited and were derived according to the Generally Accepted Accounting Principles currently in force in Venezuela for companies whose securities are registered with the Venezuelan Securities Commission and under the International Accounting Standards (IAS).

These results have been adjusted to reflect the effects of inflation following the aforementioned accounting standards and are presented in bolivars as stated on December 31, 2006. The Consumer Price Index (1997 base year) for the end of the quarter, was 614.83 and the average Consumer Price Index from December 2005-December 2006 was 565.01.

As of December, 2006, the exchange rate was 2,150 bolivars per US dollar and the purchasing average exchange rate for the year was 2,144.60 bolivars per US dollar, and the selling average exchange rate for the year was 2,150.00 bolivars per US dollar.

C.A. La Electricidad de Caracas and Subsidiaries (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. The principles of ethics, honesty and transparency have always played a preponderant role in La Electricidad de Caracas (EDC). Accordingly, EDC surpasses all standards and regulations regarding the area of Corporate Governance when it executes actions. These principles stem from a set of shared values that guide the Company in the decision-making process and in the way its employees interact among thems elves and with the environment. In this regard, all EDC workers consider safety in all their activities as their first and foremost value; honor their commitments; strive to achieve excellence and have fun at work. EDC shares are transacted in the Caracas Stock Exchange. The Group's American Depositary Receipts (ADRs) are dealt in the U.S. "over-the-counter" market under the symbol "ELDAY.pk" symbol and in Spain's LATIBEX under the "XEDC" symbol.

AES is one of the world's largest global power companies, with 2005 revenues of $11 billion. With operations in 26 countries on five continents, AES's generation and distribution facilities have the capacity to serve 100 million people worldwide. Our 14 regulated utilities amassed 2005 annual sales of over 82,000 GWh and our 122 generation facilities have the capacity to generate approximately 44,000 megawatts. Our global workforce of 30,000 people is committed to operational excellence and meeting the world's growing power needs.

Please address any questions or comments related to this report to Investor Relations, email address: edcinversionistas@aes.com.

This report may contain forward-looking statements speculative in nature based on the information, operational plans and forecasts currently available about future trends and facts. As such, they are subject to risks and uncertainties. A wide variety of factors may make future real facts to differ significantly from the issues presented or anticipated in this report, including, among others, changes in general economic, political, government and business conditions. In the event of materializing any of these risks or uncertainties, or if underlying assumptions prove to be mistaken, future real facts may vary significantly. C.A. La Electricidad de Caracas (EDC) is not bound to update or correct the information contained in this report.

FINANCIAL STATEMENTS

C.A. LA ELECTRICIDAD DE CARACAS AND AFFILIATES
CONSOLIDATED INCOME STATEMENT

(Based on unaudited financial statements and expressed in millions of constant Bolivars as of December 31, 2006)

Quarterly Comparison									For the years ended in:		
1Q 05 Bs.	2Q 05 Bs.	3Q 05 Bs.	4Q 05 Bs.	1Q 06 Bs.	2Q06 Bs.	3Q06 Bs.	4Q 06 Bs.		12/31/05 Bs.	12/31/06 Bs.	12/31/06 MM US$
376,194	396,942	408,749	410,121	372,081	393,844	419,052	377,048	Operating Revenues	1,592,006	1,562,025	726.5
(207,737)	(201,510)	(192,130)	(203,679)	(216,128)	(176,004)	(215,508)	(251,695)	Operating Expenses	(805,056)	(859,335)	(399.7)
168,457	**195,432**	**216,619**	**206,442**	**155,953**	**217,840**	**203,544**	**125,353**	**EBITDA**	**786,950**	**702,690**	**326.8**
44.78%	**49.23%**	**53.00%**	**50.34%**	**41.91%**	**55.31%**	**48.57%**	**33.25%**	**EBITDA MARGIN**	**49.43%**	**44.99%**	**44.99%**
(119,739)	(113,443)	(107,637)	(113,402)	(102,975)	(106,331)	(114,553)	(107,993)	Depreciation	(454,221)	(431,851)	(200.9)
48,718	**81,989**	**108,983**	**93,040**	**52,978**	**111,510**	**88,991**	**17.360**	**EBIT**	**332,729**	**270,839**	**126.0**
12.95%	**20.66%**	**26.66%**	**22.69%**	**14.24%**	**28.31%**	**21.24%**	**4,60%**	**EBIT MARGIN**	**20.90%**	**17.34%**	**17.34%**
(40,488)	(1,393)	(12,607)	11,443	(843)	4,018	3,591	8.212	Other Income and (Expenses), Net	(43,045)	14,977	7.0
(84,462)	30,470	26,057	10,282	8,253	3,737	17,360	22,411	Integral Benefit (Cost) of Financing, Net	(17,654)	51,760	24.1
(76,233)	**111,067**	**122,432**	**114,764**	**60,387**	**119,264**	**109,942**	**47.983**	**INCOME BEFORE PROVISION FOR TAXES, EQUITY IN NET INCOME OF AFFILIATED COMPANY AND MINORITY INTEREST**	**272,030**	**337,576**	**157.0**
10,377	(38,906)	(15,607)	(27,284)	(8,951)	(35,022)	(65,278)	26.077	Provision for Income Tax	(71,419)	(83,174)	(38.7)
(400)	35	(205)	155	(22)	19	388	191	Equity in Net Income of Affiliated Company	(415)	576	0.3
(439)	(6)	(269)	(175)	(284)	(31)	(369)	130	Minority Interest	(888)	(554)	(0.3)
(66,694)	**72,191**	**106,351**	**87,460**	**51,130**	**84,230**	**44,683**	**74.381**	**NET INCOME**	**199,308**	**254,424**	**118.3**
-17.73%	**18.19%**	**26.02%**	**21.33%**	**13.74%**	**21.39%**	**10.66%**	**19,73%**	**NET MARGIN**	**12.52%**	**16.29%**	**16.29%**
(20.81)	22.53	33.19	27.29	15.96	26.28	13.94	23,21	NET INCOME PER SHARE	62.20	79.40	0.04
(1,041)	1,126	1,659	1,365	798	1,314	697	1.161	NET INCOME PER ADS	3,110	3,970	1.85
3,205	3,205	3,205	3,205	3,205	3,205	3,205	3.205	CIRCULATING SHARES (Millions)	3,205	3.205	3,205

The company's financial results were prepared according to the "Standards for the Preparation of Financial Statements of Entities under the Control of the National Securities Exchange Commision (CNV in spanish) and according to the Generally Accepted Accounting Principles in Venezuela issued by the Venezuelan Federation of Associations of Public Accountants.

C.A. LA ELECTRICIDAD DE CARACAS AND AFFILIATES
CONSOLIDATED BALANCE SHEET
(Based on unaudited financial statements and expressed in millions of constant Bolivars as of December 31, 2006)

	2005 December 31	2006 December 31
ASSETS		
Current Assets	815,541	865,329
Cash and Cash Equivalents	358,823	410.066
Property, Plant and Equipment (net)	4,479,863	4,187,258
Investments	14,496	24,450
Long Term Accounts Receivable	110,970	66,427
Deferred Income Tax	20,866	9,697
Other Assets and Deferred Charges	99,298	115,445
Total Assets	**5,541,034**	**5,268,606**
LIABILITIES AND EQUITY		
Current Liabilities	584,722	538,883
Short Term Debt	198,700	89,846
Long Term Debt	804,127	575,624
Other Liabilities	234,148	195,733
Equity	3,918,037	3,958,366
Total Liabilities and Equity	**5,541,034**	**5,268,606**
Current Assets / Current Liabilities	**1.39**	**1.61**
Short Term Debt / Long Term Debt	**0.25**	**0.16**
Equity / Total Assets	**70.71%**	**75.13%**
Financial Debt / Total Capitalization	**20.38%**	**14.39%**

The company's financial results were prepared according to the "Standards for the Preparation of Financial Statements of Entities under the Control of the National Securities Exchange Commision (CNV in spanish) and according to the Generally Accepted Accounting Principles in Venezuela issued by the Venezuelan Federation of Associations of Public Accountants.

GLOSSARY OF TERMS

ADR: American Depositary Receipt. Negotiable receipts issued by a U.S. bank to certify the number of foreign company shares that have been deposited, either in that bank or in a correspondent bank. EDC's ADRs are traded in the U.S. over-the-counter market under the symbol "ELDAY".

Availability Factor: Proportion of time during which a unit is in service or available.

BCV: Banco Central de Venezuela. Venezuelan Central Bank.

BPL: Broadband over Power Line. Technology whereby electrical networks can be used for voice and data transmission.

Bps: Basis point. One-hundreth of a percent.

BVC: Bolsa de Valores de Caracas. Caracas Stock Exchange.

CACE: Adjustment charge for fuel and energy. Allows for adjustments in electricity tariffs on the basis of fuel price variations and energy purchases.

CADAFE: Compañía Anónima de Administración y Fomento Eléctrico. Venezuelan state-owned power utility.

CALEY: C.A. Luz Eléctrica del Yaracuy.

C.G.R.Z.: Complejo Generador Ricardo Zuloaga

CIER: Comisión de Integración Energética Regional.

Credit Rating: A credit rating is an assessment by a credit rating agency of the creditworthiness of an issuer of financial securities on the basis of a thorough financial analysis of the issuer. It tells investors the likelihood of default, or non-payment, by the issuer of its financial obligations.

EBITDA: Earnings before interest, taxes, depreciation, and amortization.

EBITDA Margin: EBITDA expressed as the percentage of total operating revenues.

EDC: C.A. La Electricidad de Caracas.

EDELCA: Electrificación del Caroní, C.A.

Energy Delivered to the System: The energy delivered from the substation mains to the distribution networks.

Energy Losses: The difference between the energy that goes into the transmission-distribution system and the energy that is sold to customers. Energy losses result from the operation of the electrical system (technical losses) or the improper use (theft, fraud, etc.) of electricity. They are measured as a percentage of total net energy (12 months moving average).

Financial Debt: Short-term debt plus long-term debt.

GENEVAPCA: Generación de Vapor Genevapca, C.A. The EDC affiliate that supplies electrical power and steam to the largest oil refinery complex in the world, which belongs to PDVSA and is located in the Paraguana Peninsula.

GLOSSARY OF TERMS ...2

Gross Generation: Amount of electric energy produced by generating units (measured at the output of the units).

GWh: Gigawatt-hour. One billion watts-hours.

INE: Instituto Nacional de Estadísticas. National Institute for Statistics

KV: Kilovolt.

KVA: Kilovolt-ampere.

KWh: Kilowatt Hour. Use of electricity at the rate of 1 kilowatt per hour.

Net Capacity Factor: Ratio between the energy that has been generated and the energy that could have been generated under continuous operating conditions.

Net Generation: Gross generation less the electric energy consumed at the generation station –for station use– and energy losses.

Net Income (Loss) per ADR: Net profit (loss) per share times the number of shares that comprise an ADR (50 common shares of the company).

Net Income (Loss) per share: Net profit (loss) divided by the weighted average of the number of outstanding stock.

n.m.: Not meaningful.

Market Capitalization: Value given to a company in the Stock Market and obtained by multiplying the quote times the number of shares in the shareholders' equity of this company (excluding treasury shares).

Maximum Demand: A measure of peak power demand (includes consumption at generation plants).

MT: Metric ton. One million grams.

MW: Megawatt. A unit used to measure electric power, equivalent to one thousand kilowatts, or one million watts.

OPSIS: Oficina de Operación de Sistemas Interconectados. National Venezuelan Electrical Power Control Center.

SAIDI: Yearly Moving Average of System Interruption Duration. Installed kVA that undergo an unforeseen interruption times the duration of the interruption in minutes divided by total kVA.

SAIFI: Yearly Moving Average of Frequency of Interruptions. Installed kVAs that undergo an unforeseen interruption divided by total kVAs.

S.I.N.: Sistema interconectado Nacional. National Interconnected System.

Total Net Energy: The amount of (generated or exchanged) energy that enters the transmission-distribution system, excluding energy consumed by the generation process.

Total Capitalization: Financial debt / (Financial debt + Equity)

La Electricidad de Caracas
y sus empresas filiales

4TO TRIMESTRE 2006

Caracas, Venezuela
Febrero 2007

C. A. LA ELECTRICIDAD DE CARACAS

Personas Contacto
Scarlett Alvarez U.
VP Relaciones Corporativas y con Inversionistas
Juan José Azpurua E.
Director de Relaciones con Inversionistas
(58) (212) 502.29.50 / (58) (212) 502.18.93
edcinversionistas@aes.com / www.laedc.com.ve

HECHOS RELEVANTES

- El indicador de pérdidas de energía registró un nivel de 14,89%, comparable al del año 1999 (una mejora acumulada durante el año de 283 bps) . En el trimestre, las pérdidas de energía disminuyeron en 52 bps.
- El 12 de diciembre de 2006, el Tribunal Supremo de Justicia --mediante Sentencia # 2.029-- declaró parcialmente con lugar la demanda solicitando el carácter salarial de las contribuciones al Fondo de Ahorro.
- El 8 de febrero de 2007, fue firmado el memorándum de entendimiento entre Petróleos de Venezuela y la compañía AES Corp, mediante el cual la nación adquiere 82,14% del capital social de la Electricidad de Caracas (por la cantidad de US$ 739,26 millones más el dividendo correspondiente al año 2007). El ministro de Energía y Petróleo aseguró que están preservados los derechos de los accionistas venezolanos de EDC. Agregó que la transferencia de las acciones se realizará en un período no mayor a 30 días.

CONTENIDO

RESULTADOS CONSOLIDADOS CORRESPONDIENTES AL CUARTO TRIMESTRE --Y DOCE MESES-- DE 2006

DURANTE EL CUARTO TRIMESTRE, LA EDC REGISTRÓ GANANCIAS NETAS POR Bs. 74,38 MILLARDOS Y EBITDA DE Bs. 125,35 MILLARDOS (MARGEN EBITDA 33,25%).

RESUMEN DE ESTADÍSTICOS		Doce meses terminados el: 31/12/2005	31/12/2006
Ingresos de operación	MM Bs.	1.592.006	1.562.025
Gastos de operación (sin depreciación)	MM Bs.	(805.056)	(859.335)
EBITDA	MM Bs.	786.950	702.690
Margen EBITDA	%	49,43	44,99
Utilidad neta	MM Bs.	199.308	254.424
Precio de la acción al cierre [1]	Bs./acción	320	650
Capitalización de mercado	US$ millones	467,76	995,32
Capacidad instalada de generación [2]	MW	2.316	2.316
Generación neta [2]	GWh	9.846	10.079
Disponibilidad de planta [2][3]	%	83,57	85,73
Factor de capacidad neta [2]	%	52,06	53,29
Líneas aéreas	Km	7.248	7.287
Cables subterráneos	Km	3.488	3.520
Subestaciones	#	133	133
Capacidad instalada de distribución	MVA	14.426	14.586
Medidores	miles	1.117	1.128
Contratos activos facturados	#	1.029.805	1.103.149
Energía vendida [2]	GWh	10.526	11.392
Energía vendida por empleado	GWh/empleado	4,03	4,14
Contratos por empleado	Cliente/empleado	394	401
Empleados [4]	#	2.615	2.749

(1) BVC / (2) No incluye GENEVAPCA / (3) Promedio móvil 12 meses
(4) Grupo Regulado (EDC + CALEY)

FACTORES EXTERNOS (*)

- La inflación al cierre del cuarto trimestre se ubicó en 3,93%, mientras que la inflación acumulada --al mes de diciembre-- fue de 17%.
- El Índice de Precios al Mayor creció 3,58% durante el trimestre. El crecimiento acumulado durante el año fue 15,93%.
- La tasa de desocupación, para el cierre del trimestre, se ubicó en 8,80%.
- El consumo de energía eléctrica --a nivel nacional-- registró un alza de 6,61% al cierre del cuarto trimestre.

(*) Fuente: BCV, INE y OPSIS.

RESULTADOS FINANCIEROS

Estado de Resultados (Millones de Bs.)

Comparación trimestral:									Por los años terminados el:		
1T 05	**2T 05**	**3T 05**	**4T 05**	**1T 06**	**2T 06**	**3T 06**	**4T 06**		**31-Dic-05**	**31-Dic-06**	**Var. %**
376.194	396.942	408.749	410.121	372.081	393.844	419.052	377.048	Ingresos de Operación	1.592.006	1.562.025	(1,88)
(207.737)	(201.510)	(192.130)	(203.679)	(216.128)	(176.004)	(215.508)	(251.695)	Gastos de Operación	(805.056)	(859.335)	6,74
168.457	**195.432**	**216.619**	**206.442**	**155.953**	**217.840**	**203.544**	**125.353**	**EBITDA**	**786.950**	**702.690**	**(10,71)**
44,78%	**49,23%**	**53,00%**	**50,34%**	**41,91%**	**55,31%**	**48,57%**	**33,25%**	**MARGEN EBITDA**	**49,43%**	**44,99%**	**(444) bps**
(66.694)	**72.191**	**106.351**	**87.460**	**51.130**	**84.230**	**44.683**	**74.381**	**Utilidad Neta**	**199.308**	**254.424**	**27,65**

INGRESOS DE OPERACIÓN

Durante el cuarto trimestre de 2006, los ingresos de operación totalizaron Bs. 377,05 millardos (una disminución de 8,06% en *comparación con el mismo* período del año 2005), debido al rezago tarifario en relación a la inflación acumulada del período. Esta caída en los ingresos se compensa parcialmente con: (1) el incremento de 7,75% en la venta de energía para la zona servida, (2) el aumento de 37,12% en el aporte efectuado por la filial GENEVAPCA a CADAFE a través del S.I.N y (3) el crecimiento de nuestra cartera de clientes en 7,12% (producto --en parte– de la transformación de 17.334 consumidores en clientes).

Para el año, los ingresos de operación se situaron en Bs. 1.562,03 millardos disminuyendo en 1,88% en comparación con el año anterior. El rezago tarifario incide notablemente en la baja observada durante el año, la cual fue atenuada por el incremento de 8,23% en la venta de energía que presentó la zona servida, que incluye la recuperación de 165,68 GWh adicionales (Bs. 9,59 millardos) –en comparación con el mismo período de 2005-- resultante de la aplicación del "Plan de Aumentos de Ingresos 2006" que lleva a cabo la gerencia para disminuir las pérdidas de energía.

GASTOS DE OPERACIÓN

Durante el período octubre-diciembre, los Gastos de Operación (sin depreciación) sumaron Bs. 251,70 millardos, aumentando en 23,57% con respecto al mismo trimestre del año anterior, producto principalmente de un ajuste adicional por Bs. 42,32 millardos a la reserva por concepto de la demanda intentada por algunos trabajadores de la empresa, en la que solicitaban el carácter salarial de las contribuciones de la compañía al Fondo de Ahorro, la cual el Tribunal Supremo de Justicia (TSJ) declaró, parcialmente, con lugar.

El acumulado de Gastos de Operación (sin depreciación) para el año 2006 fue de Bs. 859,34 millardos (6,74% más que las erogaciones realizadas durante el año 2005), como consecuencia de el (1) aumento salarial acordado en la convención colectiva a finales del año 2005, (2) mayor costo de los servicios contratados relacionados con la atención a los clientes y al mantenimiento de la red, (3) ajuste a la provisión para cuentas de cobro dudoso (para alcanzar un nivel cónsono con la política de cobro de la gerencia de la empresa) y (4) ajuste a la reserva por la demanda antes mencionada. Este incremento es parcialmente compensado por: (1) la disminución en las tasas de impuesto al valor agregado y patente municipal, (2) el decremento del 18,05% --con respecto a las tarifas vigentes aplicadas en el 2005– en el precio del gas metano utilizado en plantas generadoras y (3) la continuación del programa de racionalización de costos.

EBITDA

Durante el cuarto trimestre, el EBITDA alcanzó la cifra de Bs. 125,35 millardos (una disminución de 39,28% con respecto al mismo período del año 2005). El Margen EBITDA disminuyó 1.709 bps (a 33.25%) en comparación con el obtenido en el mismo período del año pasado. El EBITDA representa 12,43 veces los intereses y gastos financieros.

El EBITDA acumulado del año fue Bs. 702,69 millardos (margen EBITDA: 44,99%).

Al excluir el impacto --en los gastos operativos-- del ajuste a la reserva por la sentencia del Tribunal Supremo de Justicia, el EBITDA correspondiente al cuarto trimestre se hubiera situado en Bs. 168,67 millardos (Margen EBITDA 44,73%); para el año 2006, hubiese alcanzado Bs. 746,01 millardos (EBITDA margen 47,76%).



Ingresos de Operación
(Millones de Bs.)
1.592.006
1.562.025
410.121
377.048
4T 05
4T 06
2005
2006



Gastos de Operación
(Millones de Bs.)
805.056
859.335
203.679
251.695
4T 05
4T 06
2005
2006



EBITDA
(Millones de Bs.)
786.950
702.690
206.442
125.353
4T 05
4T 06
2005
2006

Margen EBITDA			
50,34%	**33,25%**	**49,43%**	**44,99%**
4T 05	**4T 06**	**2005**	**2006**

BENEFICIO (COSTO) INTEGRAL DE FINANCIAMIENTO

En el año 2006 se obtuvo un beneficio integral de financiamiento de Bs. 51,76 millardos en comparación con el costo integral de financiamiento por Bs. 17,65 millardos registrado en el año anterior. Esto obedeció a: (1) un menor nivel de endeudamiento (producto del pago anticipado y amortización de préstamos externos y locales) y (2) la aplicación de una tasa promedio activa local --menor que la vigente durante el año 2005-- a la deuda denominada en bolívares (que permitió la disminución en los intereses y gastos financieros en 39,26%); además de la estabilidad en el tipo de cambio oficial.

	Por los años terminados el:		
Beneficio (Costo) Integral de Financiamiento	31/12/05	31/12/06	Var. %
(Millones de Bs.)			
Intereses y gastos financieros	(185.427)	(112.634)	(39,26)
Intereses ganados	48.087	39.839	(17,15)
Diferencia en cambio, neta	25.886	27.551	6,43
Resultado monetario del ejercicio	93.800	97.004	3,42
	(17.654)	51.760	n.m

UTILIDAD NETA



Utilidad Neta
(Millones de Bs.)
87.460
74.381
199.308
254.424
4T 05
4T 06
2005
2006

En el cuarto trimestre se registró una utilidad neta de Bs. 74,38 millardos, cifra inferior en 14,96% a la obtenida en el mismo trimestre del año 2005 (Bs. 87,46 millardos). Durante el año 2006, la compañía reportó una utilidad neta de Bs. 254,42 millardos en comparación con la obtenida en el mismo periodo de 2005 (Bs. 199,31 millardos) gracias a: (1) la disminución del gasto de depreciación en Bs. 22,37 millardos (2) la obtención de un beneficio integral de financiamiento de Bs. 51,76 millardos (en contraposición al costo integral de financiamiento por Bs. 17,65 millardos registrado durante el año 2005) y (3) la continuación del programa de racionalización de costos.

DEUDA FINANCIERA



Deuda Financiera
(Millones de US$)
4T 05
399
1T 06
395
2T 06
359
3T 06
283
4T 06
310

La Deuda Financiera al cierre del trimestre totalizó US$ 309,52 millones, reflejando una disminución de US$ 89,25 millones (22,38%) con respecto al año 2005. Esta variación se debe a: (1) cancelación de préstamos --principalmente el crédito sindicado-- a la banca local por US$ 69,77 millones y (2) pago de préstamos en dólares con bilaterales y bancos comerciales por US$ 49,13 millones. Por otra parte, la emisión de papeles comerciales totalizó US$ 29,65 millones.



Vida promedio
(Años)
7,64
6,25
6,03
6,31
6,77
4T 05 1T 06 2T 06 3T 06 4T 06

La Vida Promedio de la deuda se situó en 6,77 años reflejando un aumento de 0,52 años en relación con el año 2005. Esta mejora es el resultado de la cancelación de la Serie Colateralizada por un monto de US$ 39,84 millones --a su fecha de vencimiento en septiembre de este año-- así como también a la cancelación de préstamos con la banca local por US$ 40,12 millones. El costo promedio ponderado de la deuda, durante el año 2006, fue de 9,53% en moneda extranjera y de 11,24% en moneda local. El costo promedio ponderado de la deuda total fue de 9,75%. La reducción en el costo de la deuda total se debe a la cancelación de préstamos en moneda local. El apalancamiento financiero al 31 de diciembre de 2006 (Deuda/Patrimonio) se situó en 16,81%.

CALIFICACIÓN CREDITICIA



Composición de la Deuda
US$
Bs.
4T 05
81%
19%
4T 06
89%
11%
Fija
Variable
4T 05
69%
31%
4T 06
96%
4%
Largo
Corto
4T 05
80%
20%
4T 06
86%
14%

En fecha 10 de enero de 2007, Fitch Ratings redujo tanto las calificaciones internacionales a largo plazo en moneda local como extranjera (desde el nivel BB- hasta B+) como las calificaciones nacionales de emisor, desde el nivel AA+(ven) y F-1+(ven) hasta AA(ven) y F-1(ven) para el largo y corto plazo respectivamente, asignadas a EDC, luego del anuncio por parte del Presidente de la República Bolivariana de Venezuela de nacionalizar sectores considerados estratégicos para la nación. El carácter de corto plazo de las emisiones actualmente vigentes de la compañía, (PC-2006 y PC-2006-A), podría hacer que el riesgo de tales emisiones no se vea significativamente afectado.

El 9 de enero de 2007, Standard & Poor's colocó en observación --con implicaciones negativas-- la calificación 'B' de EDC. Esto también aplica a la calificación 'B' para la deuda no asegurada (Bonos 2014).

GESTIÓN DEL NEGOCIO

RÉGIMEN TARIFARIO

A continuación se presenta desglose de la tarifa promedio para --EDC y CALEY-- al cuarto trimestre de 2006 y acumulado al mes de diciembre de 2006:

Bs. / kWh	4T 06		Al 31/12/2006	
Tipo de Servicio	EDC	CALEY	EDC	CALEY
Residencial	111,82	86,22	116,12	87,55
General	113,23	79,83	118,20	82,77
Industrial	83,55	79,96	87,84	84,19
A.P.	138,20	120,77	143,69	112,14
Sector Oficial	92,92	88,75	98,18	84,83
Promedio*	**106,27**	**85,86**	**110,80**	**87,00**

* Se incluyen los costos por patente y CACE

El Centro Nacional de Gestión del Sistema Eléctrico (CNGSE) fue creado oficialmente por el Ejecutivo Nacional mediante el decreto N° 5.026 de la Presidencia de la República, publicado en la Gaceta Oficial 38.576 del 1RO de diciembre de 2006. Las funciones principales del CNGSE son el control, supervisión y coordinación de la operación integrada de los recursos de Generación y Transmisión del Sistema Eléctrico Nacional. Dicho centro es una empresa del Estado, bajo la forma de Sociedad Anónima, con participación accionaria de la República Bolivariana de Venezuela, por órgano del Ministerio de Energía y Petróleo.

GENERACIÓN

La energía neta generada durante el cuarto trimestre del año 2006 fue de 2.426 GWh (una disminución de 6,19% en comparación con el año 2005). Esta variación se debe fundamentalmente al incremento de las compras de energía. El total de energía hidroeléctrica comprada al cierre del trimestre alcanzó 1.005,30 GWh (no incluye CALEY).

Capacidad Instalada (MW)	
Arrecifes	120
Ampliación Tacoa	1.410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Capacidad Instalada	**2.616**

4T 05	4T 06	Var.	(Expresado en GWh)	2005	2006	Var.
2.669	2.508	(6,03%)	Generación Bruta	10.160	10.405	2,41%
763	1.110	45,48%	Energía Comprada (incluye CALEY)	3.086	3.476	12,64%
(620)	(588)	(5,16%)	Consumo Interno y Pérdidas	(2.720)	(2.489)	(8,49%)
2.812	**3.030**	**7,75%**	**Total Energía Vendida**	**10.526**	**11.392**	**8,23%**
2.586	2.426	(6,19%)	Generación Neta	9.846	10.079	2,37%
83,57	85,73	2,58%	Disponibilidad Planta (%)	83,57	85,73	2,58%
54,26	50,90	(6,19%)	Factor de Capacidad Neta (%)	52,06	53,29	2,36%

Nota: Estos datos no incluyen GENEVAPCA

TRANSMISIÓN Y DISTRIBUCIÓN

Durante el cuarto trimestre de 2006, la energía entregada por el sistema de transmisión al sistema de distribución fue de 3.328,04 GWh (un crecimiento del 5.67% con respecto al mismo periodo del año 2005). El año 2006 cierra con 12.768,29 GWh de energía entregada a distribución, lo que representa un incremento de 4,98% respecto del año 2005. Por su parte, la demanda máxima de potencia bruta --durante el cuarto trimestre-- fue de 2.144,44 MW (un aumento de 4.91% con respecto del año 2005). Durante el año, la demanda máxima de potencia bruta fue 2.144,44 MW (alcanzada en noviembre), un crecimiento de 4,89% en comparación con el año 2005.

230kV	69kV	30kV	Total	Niveles de Tensión	12,47kV	8,3kV	4,8kV	Total
364	900	167	1.431	Líneas aéreas (km)	5.326(*)	194	336	5.856
24	564	334	922	Cables subterráneos (km)	1.463(*)	67	1.068	2.598
388	**1.464**	**501**	**2.353**	**Total**	**6.789**	**261**	**1.404**	**8.454**
7	14	8	29	Subestaciones (#)	46	9	49	104
3.340	4.563	982	8.884	Capacidad Instalada (MVA)	4.313	109	1.280	5.702
				Circuitos (#)	494	30	455	979
				Medidores (miles)				1.128

(*) Incluye líneas de baja tensión pertenecientes a CALEY (1.500 km)

Indicadores de gestión

El SAIDI totalizó 4,86 horas al cierre del año 2006. Este indicador se mantuvo dentro de los valores esperados de acuerdo a la estacionalidad anual. El valor para el mes de diciembre muestra una leve mejora respecto del mes anterior.

El SAIFI totalizó 3,41 veces.

La mejora de los indicadores de calidad se debe a: (1) la respuesta oportuna ante situaciones de contingencia, (2) la ejecución del programa de inspección de circuitos en la red de distribución eléctrica –que permite detectar situaciones criticas para direccionar los planes de mantenimiento Integral de la Red en estos sectores– y (3) la ejecución de los proyectos de inversión para llevar el sistema a las condiciones de diseño. Esto se traduce en una disminución en la cantidad de reclamos de servicios recibidos e interrupciones imprevistas.



SAIDI (*)
Nº de horas
BUENO
Meta: 5,04
6,22
6,34
5,69
5,66
5,58
5,64
5,38
5,20
5,02
4,87
5,05
4,89
4,86
Dic
Ene
Feb
Mar
Abr
May
Jun
Jul
Ago
Sep
Oct
Nov
Dic
2005
2006

(*) incluye CALEY



SAIFI (*)
Nº de veces
Meta: 3,81
BUENO
3,59
3,59
3,53
3,50
3,53
3,58
3,50
3,42
3,35
3,32
3,47
3,42
3,41
Dic
Ene
Feb
Mar
Abr
May
Jun
Jul
Ago
Sep
Oct
Nov
Dic
2005
2006

(*) incluye CALEY

COMERCIALIZACIÓN

Al finalizar el trimestre, nuestra Red de Atención está conformada por 78 agentes autorizados (incluye 22 agentes autorizados comunitarios), 1 punto de pago, 16 oficinas comerciales y más de 400 agencias bancarias. A continuación se describen los avances más significativos, realizados durante el trimestre, para mejorar la satisfacción al cliente:

- Se superó la meta del 80% en el nivel de servicio para atención de pagos y requerimientos en todas las oficinas comerciales del área metropolitana (84% y 91%, respectivamente).
- Se concluyó la apertura de los centros EDC-Plata en todas las oficinas comerciales del área metropolitana (se afiliaron 8.484 clientes, lo que significó una recaudación de Bs. 468 millones).
- Para el 31 de diciembre se afiliaron 358.000 clientes al servicio de mensajería de texto SMS.
- Con la incorporación de Banesco, dentro de la red de instituciones financieras que prestan el servicio de recaudación en línea, se incrementó la recaudación –en dicha institución– en 143%).
- Al cierre del año 2006, el nivel de servicio del Centro de Contacto fue 89.16% superando la meta establecida de 85%.

Indicadores de gestión

Los contratos activos facturados, al cierre del tercer trimestre, totalizaron 1.103.149 (87,80% corresponden al sector residencial, 10,83% al sector comercial y 1,37% a los sectores industrial y público). Durante el trimestre las ventas de energía en el área servida se ubicaron en 3.030 GWh, aumentando en 7,75% con respecto al mismo periodo del año 2005. El incremento de energía vendida se presenta como consecuencia de varios factores: (1) el aumento de la demanda --en la zona servida– de 5,04% (en comparación con el mismo período del año anterior), (2) el crecimiento de nuestra cartera de clientes en un 7,12% con respecto al mismo trimestre del 2005 y (3) la aplicación del programa de reducción de pérdidas (e.g., "Plan de Aumento de Ingresos del 2006").

Contratos activos facturados	4T 05	4T 06	Var.
Residencial	899.648	968.517	7,66%
Industrial	6.394	6.707	4,90%
Comercial	115.985	119.422	2,96%
Sector Público	7.778	8.503	9,32%
Total	**1.029.805**	**1.103.149**	**7,12%**

4T 05	4T 06	Var.	Consumo en GWh	2005	2006	Var.
976	1.081	10,76%	Residencial	3.654	4.068	11,33%
518	516	(0,39)%	Industrial	1.994	2.012	0,90%
1.037	1.122	8,20%	Comercial	3.892	4.178	7,35%
281	311	10,68%	Sector Público	985	1.134	15,13%
2.812	**3.030**	**7,75%**	**Total Área Servida**	**10.525**	**11.392**	**8,24%**
0	0		S.I.N.	1	0	
2.812	**3.030**	**7,75%**	**Total Área Servida + S.I.N.**	**10.526**	**11.392**	**8,23%**

Nota: No incluye GENEVAPCA

Efectividad de la cobranza

Para el mes de diciembre, la efectividad de la cobranza totalizó 102,57% (102,2% para las cuentas del Sector Privado y 104,4% para las cuentas del sector público gracias a que 90% de los organismos públicos pago su consumo durante el año 2006). La efectividad, al cierre del año, fue 99,54% distribuido de la siguiente manera: (a) clientes masivos, 100,95%, (b) grandes clientes 101,58%, (c) sector privado 101,08% y (d) sector público 90,52%. La rotación de las cuentas por cobrar se situó en 1,67 meses, versus un valor de 2,05 meses registrado en el cuarto trimestre del 2005; debido, principalmente, al registro de Bs. 42,60 millardos como deuda incobrable (aproximadamente 97,42% correspondió a clientes masivos, mientras el resto se repartió –más o menos equitativamente-- entre grandes clientes y sector público).

Efectividad de la Cobranza


1,05
1,12
0,98
0,95
1,03
D-05
M-06
J-06
S-06
D-06

Rotación Cuentas x Cobrar (Meses)


2,05
2,18
2,17
2,20
1,67
D-05
M-06
J-06
S-06
D-06

Detalle por sector

Privado				
1,28	1,29	1,26	1,28	0,79
Público				
6,47	7,32	7,70	7,65	6,84

SEGURIDAD

Durante el cuarto trimestre del año: (a) se entregó --en O.A.M.-- el Manual de Riesgos Ocupacionales (recomendando la actualización de las descripciones de cargo y la identificación de riesgos por cada uno de ellos), (b) se realizó la auditoría ambiental en el C.G.R.Z. y (c) la unidad de SHA de EDC coordinó y realizó la Auditoría de Ambiente en las plantas hidráulicas en AES Tiete - Brasil.

En el transcurso del trimestre se llevaron a cabo las siguientes actividades:

- Visitas de validación y auditorías a 21 empresas contratistas –de acuerdo al plan correspondiente a los meses de octubre y noviembre. Se establecieron, con los representantes de dichas empresas, los planes de acción para corregir las no conformidades. Al 31 de diciembre de 2006, se auditaron 26 empresas contratistas.
- Adiestramiento en materia de seguridad a personal EDC y contratista, superando la meta individual de 40.000 horas/año para cada grupo (51.324 horas y 40.544 horas, respectivamente).
- Personal de INPSASEL dictó charla sobre Delegados(as) de Prevención para los trabajadores de las empresas contratistas, con un nivel de asistencia superior al 80%.
- La Gerencia de Seguridad, Higiene y Ambiente --en conjunción con la unidad de Evaluación y Ensayo de equipos y materiales y las vicepresidencias de la empresa– efectuó las pruebas semestrales a 4.438 equipos activos. De esta manera se satisfizo la meta establecida, asegurando la confiabilidad de los equipos y previniendo la ocurrencia de accidentes.



Número de Accidentes
4T 05
3
5
1T 06
3
9
2T 06
5
9
3T 06
4
6
4T 06
4
9
Empleados
Contratistas

2006	LTA	Fatales
Empleados	16	0
Contratistas	33	0
Total	49	0
Terceros	11 (**)	6 (*)

(*) Sin responsabilidad de la Empresa
(**) Incluidos en el total de contratistas

PROGRAMAS DE REDUCCIÓN DE COSTOS

El ahorro por aceite tratado en transformadores y cajas de conexión --durante el cuarto trimestre– totalizó Bs. 71,35 millones, para acumular Bs. 277,71 al final del año 2006. Gracias a la recuperación de copas en 30 kV en el circuito de la S/E Artigas, se ahorraron Bs. 29,19 millones. También destacan obras tales como (a) reacondicionamiento de caminos de acceso a la línea aérea Longa España (asimismo, se inición el proceso de contratación de obras electromecánicas), (b) conclusión de las obras civiles para reacondicionar los caminos de acceso a la línea aérea Guaira-Caraballeda, (c) mejoras de líneas aéreas y reubicación torre multicircuito Junquito / Antímano, (d) reacondicionamiento de apoyos en torres pertenecientes a las líneas Junquito-Papelón / Magallanes-Sivensa y Tacoa-Convento II y (e) instalación de transformador en la S/E Caurimare (parte del proceso de adecuación de transformadores en ABB Colombia).

RECUPERACIÓN DE PÉRDIDAS

Para el mes de diciembre de 2006, las pérdidas --12 meses-- se ubicaron en 14,89% (61 bps por debajo de la meta de 15,50% para el año 2006 y 24 bps menos que el nivel registrado en el mes anterior). Las pérdidas mensuales cerraron en 10,56% siendo éste el valor puntual más bajo del indicador mensual en todo el año.

Como producto de la aplicación del "Plan de Aumento de Ingresos", se obtuvieron los siguientes resultados:

- Las ventas de energía superaron Bs. 114 milllones en cada uno de los tres meses del último trimestre del año.
- Recuperación –durante el año-- de 543,47 GWh (43,86% más que en el año 2005).
- Las pérdidas no técnicas disminuyeron 248 bps en comparación con el año 2005.
- Transformación de 17.334 consumidores a clientes (acumulando –a diciembre de 2006– 64.632 clientes).
- Sustitución de 51.898 medidores con aferición vencida. Durante el año, se reemplazaron 201.959 medidores (aproximadamente 20% de los medidores instalados).
- Cerramiento de 5.184 módulos de medidores como medida de prevención y control (un acumulado de 35.735 módulos durante el año, es decir 30% de los medidores de energía).



Clientes Activos (miles)
1.110
1.090
1.070
1.050
1.030
1.010
990
970
950
930
D E F M A M J J A S O N D
2005
2006
ALTAS
BAJAS



Pérdidas de Energía (%)
17,72
17,15
16,17
15,50
15,41
14,89
D-05
M-05
J-06
S-06
D-06

EMPRESAS FILIALES

GENEVAPCA

Durante el período comprendido entre octubre y diciembre de 2006, además de cumplir sus compromisos con PDVSA, Genevapca continuó contribuyendo a minimizar las carencias de energía eléctrica de la Península de Paraguaná aportando a CADAFE 181 GWh, lo que representó aproximadamente el 46% de las necesidades de electricidad de la región.

Las ventas totales de energía eléctrica de esta filial para el cuarto trimestre totalizaron 390 GWh, mientras que las ventas de vapor ascendieron a 215.656 TM .

Aportes de Energía al Sistema Eléctrico Venezolano (GWh)



132
147
180
212
181
4T 05
1T 06
2T 06
3T 06
4T 06

ADMINISTRADORA SERDECO

Para el cuarto trimestre de 2006, los ingresos reflejan una caída de 3,66% --en relación al mismo trimestre de 2005– (Bs. 5,95 millardos versus Bs. 6,18 millardos, respectivamente) debido a que las gestiones para consolidar nuevas alianzas comerciales aun están desarrollándose. Para responder a esta situación la gerencia de la empresa se ha enfocado en atender los casos de negocio más factibles de concretar en el corto plazo, así como en mejorar continuamente la efectividad de la gestión de Aseo, con el fin de incrementar los ingresos y de fortalecer los procesos de atención al cliente.

Los gastos operativos del cuarto trimestre de 2006 cerraron en Bs. 4,74 millardos (6,34% por encima del mismo periodo del año anterior); debido al incremento de los costos en las partidas de gastos operativos y de tecnología. La gerencia de la empresa continuará aplicando controles para racionalizar gastos que no afecten el cumplimiento de las metas establecidas.

COMMOVIL

Durante el cuarto trimestre del año 2006, los ingresos operativos alcanzaron Bs. 1.09 millardos (una disminución de 14,62% --respecto al mismo trimestre del año anterior-- motivado a la reducción en la cartera de clientes). El EBITDA, para el cuarto trimestre, se situó en Bs. 0,22 millardos (margen EBITDA 20%), presentando un decremento de 2.170 bps en comparación con el obtenido en el mismo período del año anterior.

Actualmente, la empresa cuenta con una cartera de 138 clientes que reciben los servicios de manejo de voz en las principales ciudades del país. Adicionalmente, Commovil ofrece los servicios de venta y reparación de equipos, así como también el alquiler y reparación de radios. La disponibilidad del servicio en transmisión de voz se mantuvo en 99,80%.

AES NETWORK

Al cierre del cuarto trimestre, AES Network cuenta con 45 clientes, principalmente operadores de telecomunicaciones nacionales e internacionales, sector corporativo y proveedores de acceso a Internet.

Como parte de las iniciativas del año 2006, se exploró la factibilidad de implantar la tecnologia BPL como medio de transmisión de datos a través de la red eléctrica. Hasta el momento, disfrutan del servicio 15 usuarios residenciales en el área de La Urbina, con miras a incrementar el número de usuarios en 300 para finales de año 2007.

AES Network se diferencia por la prestación de servicios “carrier class” de telecomunicaciones en el Area Metropolitana de la Gran Caracas, a través de fibra óptica, por ser la primera empresa que (a) ofrece servicios de conectividad Ethernet respaldados por SLA (Service Level Agreement), (b) garantiza 99.999% de nivel de servicio a sus clientes y (c) supervisa la gestión de la red bajo el esquema 7x24, durante todo el año.

Durante el trimestre octubre-diciembre, los ingresos operativos alcanzaron Bs. 3,15 millardos. El incremento de 5,40% --en comparación con el mismo trimestre del año anterior– se debe a la captación de nuevos negocios. El EBITDA para el trimestre ascendió a Bs. 1,45 millardos (margen EBITDA 46%) el cual presenta una disminución de 2.344 bps en comparación con el obtenido en el mismo período del año anterior; debido a la incidencia del alza en los gastos por concepto de última milla y fibra óptica.

PHOENIX INTERNACIONAL, C.A.

Para el cierre del cuarto trimestre, la empresa sigue cumpliendo a satisfacción sus compromisos con PDVSA. La planta de tratamiento e inyección de agua MUC-10 ubicada en Maturín – Estado Monagas, ha mantenido su volumen de inyección en 15.000 barriles de agua por día. En estos momentos, Phoenix está evaluando diferentes alternativas de negocio que le permitan consolidarse en el servicio a la industria petrolera del país, entre ellas el proyecto de ampliación de la Planta MUC-10 para elevar su capacidad de inyección a 30.000 barriles de agua diario.

Durante el año 2006, la compañía ha registrado 54.222 horas-hombre trabajadas sin accidentes (desde el inicio de sus operaciones –el 9 de octubre del 2000-- hasta el 31 de Diciembre de 2006, ha acumulado 2.274 días sin accidentes).

Los ingresos de operación acumulados para diciembre 2006 fueron de Bs. 4,20 millardos (70% menos que los obtenidos en el mismo período del año 2005) a consecuencia de la disminución de la tarifa por servicio de inyección de agua establecida en los términos del contrato de servicio para La Planta MUC-10 con PDVSA.

En materia de racionalización de costos, se optimizó el proceso de tratamiento de agua logrando una adecuación en el uso de productos químicos y disminuyendo --de manera significativa-- el consumo de los filtros utilizados en el sistema (i.e. materiales de mayor impacto en los gastos operativos). De esta manera, se obtuvieron ahorros por Bs.0,28 millardos al cierre del año.

MERCADO BURSÁTIL

PRECIO DE LA ACCIÓN

Al cierre del trimestre, el precio de la acción –en la BVC– se situó en Bs. 650, aumentando 103,12% con respecto del precio de cierre del cuarto trimestre de 2005 (Bs. 320). El Índice General de la Bolsa de Valores de Caracas (IBC) cerró en 52.233,68 puntos (valor correspondiente al mes de diciembre), es decir 156,11% más alto que el valor al final del mismo período del año 2005. No obstante, durante el mes de enero de 2007 éste índice presentó una caida de 8.372,83 puntos (15,99%) ante los anuncios presidenciales -a principio de mes- de nacionalización de empresas de sectores estrategicos. En el caso de EDC, el precio de la acción disminuyó 25,38% al cerrar en Bs. 485. El precio del título en el mercado europeo para valores latinoamericanos (LATIBEX), al cierre del mes de diciembre fue € 8,00 por ADS.

Movimiento Bursátil - LATIBEX 13/07/2006 al 31/12/2006	
Precio de cierre	€ 8,00
Precio máximo	€ 8,94
Precio mínimo	€ 7,60
Títulos negociados	374.725
Monto negociado	€ 3.067.550

CAPITALIZACIÓN DE MERCADO

Al 31 de diciembre, la capitalización del mercado ascendió a US$ 995,32 millones, aumentando 112,78% en relación al valor obtenido en diciembre de 2005; debido a: (1) el alza en el precio de la acción durante el periodo, (2) la estabilidad que presentó el tipo de cambio oficial y (3) el incremento del número de acciones en circulación, producto de la oferta publica de acciones y del programa de acciones para trajadores, llevados a cabo por la empresa recientemente, como parte del plan estrategico del año 2006, que contempla la democratización de su capital.

Valor de Mercado (Bs. / Acción)



320
604,45
500
560
650
4T 05
1T 06
2T 06
3T 06
4T 06

Valor en Libros (Bs. / Acción)

1.069,50	1.017,65	1.083,81	1.138,98	1.202,34

Capitalización de Mercado (Millones de US$)



467,76
883,55
730,87
857,51
995,32
4T 05
1T 06
2T 06
3T 06
4T 06

INVERSIÓN SOCIAL

La inversión social es un valor importante que se manifiesta en acciones que reflejan nuestro compromiso con el bienestar y calidad de vida de las comunidades. Dichas acciones se agrupan en 6 programas: (a) Barrio Eléctrico (mejorando la calidad de vida en las comunidades de bajos ingresos que carecen del servicio eléctrico formal), (b) Educación y Concientización (promoviendo la creación de bienestar y calidad de vida así como el uso racional de energía), (c) Fortalecimiento Institucional (potenciando la generación de capacidades sociales, culturales y deportivas en las comunidades), (d) Desarrollo Local (impulsando procesos de desarrollo local sostenible para las comunidades de escasos recursos), (e) Desarrollo Ambiental (generando recursos para la preservación y cuidado del medio ambiente), y (f) Voluntariado Corporativo (creando conciencia de solidaridad y ciudadanía).

BARRIO ELÉCTRICO

Las *Mesas Eléctricas* ofrecen a las comunidades un espacio para la evaluación, coordinación, búsqueda y presentación de propuestas que promuevan la mejora del servicio eléctrico. La comunidad se ve beneficiada gracias a: (a) la obtención de un servicio eléctrico constante y confiable, (b) el aumento de la seguridad de su zona, (c) el resguardo de la integridad física y (d) la obtención de un documento legal que le permite realizar gestiones ante entes público y privados. Hasta el 31 de diciembre de 2006, se han instalado/constituído 176 mesas eléctricas (150 en el año 2006). De 230 solicitudes, 56,52% está en las fases de levantamiento técnico y estimación del proyecto; mientras que 19,56% se encuentra a la espera que las comunidades realicen la solicitud --ante los entes gubernamentales– de los recursos necesarios.

En el marco de *Vamos con Vargas*, durante el año 2006, se han desarrollado las siguientes actividades:

- *Educación y empleo* (Al 31 de diciembre han egresado 59 personas del curso de Cablista-Liniero. 31 personas están por graduarse. Además, 16 personas se graduaron del curso de operadores auxiliares).
- *Arborización* (entrega de un total de 1.645 plantas a la Alcaldía de Vargas).
- *Seguridad* (15 comunidades beneficiadas con la instalación de 30 km de alumbrado público).
- *Servicio confiable y seguro* (incorporación de 4.231 clientes en el último trimestre de 2006).
- *Inversión en redes eléctricas* (culminación del 100% de los trabajos en los circuitos de Picure [B1], Carayaca [A3 y B1], y Tacagua [B2]).

Número de Solicitudes (2006)

Estatus	Cantidad
Pendientes definición	12
Ingeniería	57
Anteproyecto entregado	51
A la espera de fondos	29
En construcción	3
Postergados (2007)	27
Obra concluida	1
Total	**180**

Número de Solicitudes (2005)

Estatus	Cantidad
Pendientes definición	3
Ingeniería	8
Anteproyecto entregado	14
A la espera de fondos	16
En construcción	5
Obra concluida	4
Total	**50**

EDUCACIÓN Y CONCIENTIZACIÓN

La *Formación de Líderes Comunitarios* contribuye a la capacitación de las comunidades para la potenciación de sus liderazgos locales, nivelación de capacidades mínimas de negociación, dotación de herramientas para formulación y seguimientos de proyectos e identificación y manejo de los aspectos sociales claves. Durante el año 2006, egresaron 22 líderes de diferentes comunidades de la Parroquia San Bernardino, un periodista y 4 trabajadores de la EDC (pertenecientes al primer "Programa de Formación para Líderes Comunitarios", en alianza con el IESA). Además, comenzó la segunda fase de este programa con del taller "Construyendo Agendas de Participación Efectiva" donde se formaron 198 líderes de diferentes comunidades populares (así como 32 trabajadores de EDC) ubicadas en La Vega, El Junquito, Los Teques, San Agustín del Sur, San Bernardino, Estado Vargas, Eleggua, etc.

FORTALECIMIENTO INSTITUCIONAL

A través del *Aporte Voluntario por Nómina* (Dividendo Voluntario para la Comunidad), la EDC se hace presente con sus trabajadores para participar activamente en el financiamiento y desarrollo de proyectos sociales (en el que la Empresa contribuye con la misma cantidad que la aportada por los trabajadores) Al cierre del 2006, la recaudación ascendió a Bs. 135.33 millones (Bs. 38,06 millones durante el trimestre comprendido entre octubre y diciembre; 7,66% más que lo recaudado durante el mismo período del año 2005).

Dona tu Vuelto recauda, a voluntad del cliente, el vuelto de su factura de electricidad y otros servicios; para destinarlo –con el auspicio del Dividendo Voluntario para la Comunidad (DVC)– a obras de Fe y Alegría en Venezuela. Al 31 de diciembre de 2006, se recaudaron Bs. 119,62 millones (Bs. 27,92 millones durante el trimestre comprendido entre octubre y diciembre).

Durante la segunda mitad del 2006, la EDC otorgó *Exoneraciones de Energía Eléctrica* (parciales) --por un monto de Bs. 300 millones-- a instituciones sin fines de lucro en las áreas de salud, educación, cuido/alojamiento, religión, deportes y recreación; para el desarrollo de la encomiable labor social que éstas llevan adelante.

DESARROLLO AMBIENTAL

Genevapca –junto a otras organizaciones gubernamentales regionales– continuó con el *Proyecto Arboleda*; reforestando la Península de Paraguaná con especies autóctonas. Al cierre del año 2006 se sembraron 10.130 árboles de diferentes especies en 30 jornadas de arborización (superando en 1,3% la meta del año).

VOLUNTARIADO CORPORATIVO

El *Voluntariado Corporativo* de la EDC dedicó --durante el 2006– aproximadamente 3.114 horas-hombre a las siguientes actividades: Patrulleros Eléctricos, Coral, encendido Cruz del Avila, entrega de juguetes a diferentes instituciones, Día del Niño, eventos deportivos, Electrobus, etc.

Los resultados presentados en este informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad Generalmente Aceptados vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela (CNV) y de conformidad con las Normas Internacionales de Contabilidad (NIC).

Estos resultados han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 31 de diciembre de 2006. El índice de precios al consumidor (IPC base 1997) para el cierre del cuarto trimestre fue 614,83 y el IPC promedio anualizado para el periodo de diciembre 2005 - diciembre de 2006 fue 565,01.

La tasa de cambio para el cierre de diciembre de 2006 fue 2.150,00 bolívares/US dólar, y el tipo de cambio promedio fue de 2.144,60 bolívares/US dólar para la compra y 2.150 bolívares/US dólar para la venta.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Los principios de ética, honestidad y transparencia han ocupado un lugar primordial en la Electricidad de Caracas. Por ello, EDC se ha mantenido siempre a la vanguardia en el área de Gobierno Corporativo, más allá del cumplimiento de la normativa que regula la materia, la orientación de sus acciones y ejecución de sus actividades. Estos principios, se originan a partir de un conjunto de valores compartidos en la toma de decisiones y en la forma de interaccionar los unos con los otros y con el entorno. En tal sentido, un trabajador de la EDC: antepone la seguridad, como valor primordial, en la realización de cada una de sus actividades; actúa con integridad; honra sus compromisos; se esfuerza por la excelencia y disfruta de su trabajo. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Share (ADS) de EDC se negocia en los Estados Unidos de América en el mercado "over-the-counter", bajo el símbolo: "ELDAY.pk" y en el mercado internacional para valores latinoamericanos - "LATIBEX" bajo el símbolo: "XEDC".

AES es una compañía de electricidad líder a nivel mundial con ventas –para el año 2005– de US$ 11 millardos. Con operaciones en 26 países de los 5 continentes, las instalaciones de AES tienen la capacidad de servir a 100 millones de personas en todo el mundo. Posee 122 plantas de generación capaces de producir 44.000 megavatios y –durante el 2005– sus 14 empresas integradas totalizaron ventas superiores a 82.000 GWh. Sus 30.000 empleados están comprometidos con la excelencia operacional y con satisfacer las necesidades de crecimiento de energía a nivel mundial.

Agradecemos dirigir sus preguntas o comentarios relacionados con este informe a la atención de Relaciones con los Inversionistas, al siguiente correo electrónico: edcinversionistas@aes.com.

Este informe puede contener información y declaraciones a futuro (forward-looking statements) que son inherentemente especulativas con base en la información, planes operativos y proyecciones disponibles en la actualidad acerca de tendencias y hechos futuros. Como tales, están sujetas a riesgos e incertidumbres. Diversos factores podrían hacer que los hechos reales en el futuro difieran significativamente de los expresados o previstos en el presente informe, incluyendo –entre otros-- los cambios en las condiciones generales económicas, políticas, gubernamentales y de negocio. Si alguno o algunos de estos riesgos o incertidumbres llegaran a materializarse, o si los supuestos subyacentes resultaran incorrectos, los hechos reales futuros podrían diferir significativamente de los descritos. C.A. La Electricidad de Caracas (EDC) no asume ninguna obligación de actualizar o corregir los datos contenidos en este informe.

ESTADOS FINANCIEROS

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑÍAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PÉRDIDAS

(Con base en estados financieros no auditados y expresados en millones de bolívares constantes al 31 de diciembre de 2006)

Comparación Trimestral									Por los años terminados el:		
1T 05 Bs.	2T 05 Bs.	3T 05 Bs.	4T 05 Bs.	1T 06 Bs.	2T 06 Bs.	3T 06 Bs.	4T 06 Bs.		31/12/05 Bs.	31/12/06 Bs.	31/12/06 MM US$
376.194	396.942	408.749	410.121	372.081	393.844	419.052	377.048	Ingresos de Operación	1.592.006	1.562.025	726,5
(207.737)	(201.510)	(192.130)	(203.679)	(216.128)	(176.004)	(215.508)	(251.695)	*Gastos de Operación*	(805.056)	(859.335)	(399,7)
168.457	**195.432**	**216.619**	**206.442**	**155.953**	**217.840**	**203.544**	**125.353**	**EBITDA**	**786.950**	**702.690**	**326,8**
44,78%	**49,23%**	**53,00%**	**50,34%**	**41,91%**	**55,31%**	**48,57%**	**33,25%**	**MARGEN EBITDA**	**49,43%**	**44,99%**	**44,99%**
(119.739)	(113.443)	(107.637)	(113.402)	(102.975)	(106.331)	(114.553)	(107.993)	Depreciación	(454.221)	(431.851)	(200,9)
48.718	**81.989**	**108.983**	**93.040**	**52.978**	**111.510**	**88.991**	**17.360**	**EBIT**	**332.729**	**270.839**	**126,0**
12,95%	**20,66%**	**26,66%**	**22,69%**	**14,24%**	**28,31%**	**21,24%**	**4,60%**	**MARGEN EBIT**	**20,90%**	**17,34%**	**17,34%**
(40.488)	(1.393)	(12.607)	11.443	(843)	4.018	3.591	8.212	Otros Ingresos y (Egresos) Neto	(43.045)	14.977	7,0
(84.462)	30.470	26.057	10.282	8.253	3.737	17.360	22.411	Beneficio (Costo) Integral de Financiamiento, neto	(17.654)	51.760	24,1
(76.233)	**111.067**	**122.432**	**114.764**	**60.387**	**119.264**	**109.942**	**47.983**	**UTILIDAD (PERDIDA) ANTES DE PROVISIÓN PARA IMPUESTOS, PARTICIPACIÓN PATRIMONIAL EN COMPAÑIA AFILIADA E INTERESES MINORITARIOS**	**272.030**	**337.576**	**157,0**
10.377	(38.906)	(15.607)	(27.284)	(8.951)	(35.022)	(65.278)	26.077	Provisión para Impuestos	(71.419)	(83.174)	(38,7)
(400)	35	(205)	155	(22)	19	388	191	Participación Patrimonial en Compañía Afiliada	(415)	576	0,3
(439)	(6)	(269)	(175)	(284)	(31)	(369)	130	Intereses Minoritarios	(888)	(554)	(0,3)
(66.694)	**72.191**	**106.351**	**87.460**	**51.130**	**84.230**	***44.683***	***74.381***	***UTILIDAD NETA***	**199.308**	**254.424**	**118,3**
-17,73%	**18,19%**	**26,02%**	**21,33%**	**13,74%**	**21,39%**	**10,66%**	**19,73%**	**MARGEN UTILIDAD NETA**	**12,52%**	**16,29%**	**16,29%**
(20,81)	22,53	33,19	27,29	15,96	26,28	13,94	23,21	UTILIDAD NETA POR ACCIÓN	62,20	79,40	0,04
(1.041)	1.126	1.659	1.365	798	1.314	697	1.161	UTILIDAD NETA POR ADS	3.110	3.970	1,85
3.205	3.205	3.205	3.205	3.205	3.205	3.205	3.205	ACCIONES EN CIRCULACIÓN (Millones)	3.205	3.205	3.205

Los estados financieros han sido preparados de conformidad con las "Normas para la Elaboración de los Estados Financieros de las Entidades sometidas al Control de la Comisión Nacional de Valores (CNV)" y de acuerdo con los Principios de Contabilidad de Aceptación General en Venezuela, emitidos por la Federación de Colegios de Contadores Públicos de Venezuela.

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS
(Con base en estados financieros no auditados y expresados en millones de bolívares constantes al 31 de diciembre de 2006)

	2005 31 de Diciembre	2006 31 de Diciembre
ACTIVO		
Activo Circulante	815.541	865.329
Efectivo y Equivalentes de Efectivo	358.823	410.066
Propiedades, Planta y Equipos, neto	4.479.863	4.187.258
Inversiones	14.496	24.450
Cuentas por Cobrar a Largo Plazo	110.970	66.427
Impuesto Sobre la Renta Diferido	20.866	9.697
Otros Activos y Cargos Diferidos	99.298	115.445
Total Activo	**5.541.034**	**5.268.606**
PASIVO Y PATRIMONIO		
Pasivo Circulante	584.722	538.883
Deuda a corto plazo	198.700	89.846
Deuda a Largo Plazo	804.127	575.624
Otros Pasivos	234.148	195.733
Patrimonio	3.918.037	3.958.366
Total Pasivo y Patrimonio	**5.541.034**	**5.268.606**
Activo Circulante / Pasivo Circulante	**1,39**	**1,61**
Deuda Financiera C P / Deuda L P	**0,25**	**0,16**
Patrimonio / Activo Total	**70,71%**	**75,13%**
Deuda Financiera / Capitalización Total	**20,38%**	**14,39%**

Los estados financieros han sido preparados de conformidad con às "Normas para la Elaboración de los Estados Financieros de las Entidades sometidas al Control de la Comisión Nacional de Valores (CNV)" y de acuerdo con los Principios de Contabilidad de Aceptación General en Venezuela, emitidos por la Federación de Colegios de Contadores Públicos de Venezuela.

GLOSARIO DE TÉRMINOS

ADR: American Depositary Receipt. Recibos negociables emitidos por un banco estadounidense para certificar que un número de acciones extranjeras ha sido depositado en ese banco o en un corresponsal. El ADR de EDC se negocia en los Estados Unidos de América en el mercado "*over-the-counter*", bajo el símbolo: "ELDAY.pk".

Aferición: Calibración de los medidores de acuerdo a las normas establecidas por la Ley y por el Servicio Autónomo de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER).

Bps: *Basis point*. Centésima parte de un punto porcentual.

BCV: Banco Central de Venezuela.

BPL: *Broadband over Power Line*. Tecnología que permite la utilización de redes eléctricas para transmisión de voz y datos.

BVC: Bolsa de Valores de Caracas.

CACE: Cargo por ajuste de combustible y energía. Permite ajustar las variaciones en los precios de los combustibles y las compras de energía, con relación a los previstos para el cálculo de las tarifas.

CADAFE: Compañía Anónima de Administración y Fomento Eléctrico.

CALEY: C.A. Luz Eléctrica del Yaracuy.

Calificación Crediticia: Opinión profesional que produce una agencia calificadora de riesgos, sobre la capacidad de un emisor para pagar el capital y los intereses de sus obligaciones en forma oportuna (con base en estudios, análisis y evaluaciones de los emisores).

CANTV: Compañía Anónima Nacional Teléfonos de Venezuela

Capitalización de Mercado: Valor dado a una empresa en Bolsa. Producto de multiplicar la cotización por el número de acciones que componen el capital de dicha empresa (sin considerar acciones en tesorería).

Capitalización Total: Deuda financiera / (Deuda Financiera + Patrimonio)

C.G.R.Z. Complejo Generador Ricardo Zuloaga

CIER: Comisión de Integración Energética Regional

Demanda Máxima de Potencia Bruta: Es una medida del pico de demanda de potencia (incluye los consumos asociados a las plantas de generación).

Deuda Financiera: Deuda a corto plazo más deuda a largo plazo.

EBITDA: Utilidad en operaciones antes de intereses, impuestos, depreciación y amortización.

GLOSARIO DE TERMINOS ...2

EDC: C.A. La Electricidad de Caracas.

EDELCA: Electrificación del Caroní, C.A.

Energía entregada por el sistema de transmisión al de distribución: Se contabiliza como la energía entregada en los principales de las subestaciones a las redes de distribución.

Energía Neta Total: Es la energía (generada o intercambiada) que entra al sistema de transmisión-distribución, descontando la energía asociada a los autoconsumos de generación.

Factor de Capacidad Neta: Relación entre la energía neta generada y la energía que pudo haber sido generada durante operación continua.

Factor de Disponibilidad: Porcentaje de tiempo que una unidad está en servicio o disponible.

Generación Bruta: Energía eléctrica producida por las unidades generadoras (medida a la salida de la unidad de generación).

Generación Neta: Generación bruta menos la energía eléctrica consumida en planta y pérdidas.

GENEVAPCA: Generación de Vapor Genevapca, C.A. Es la filial de EDC que suple de electricidad y vapor al Centro de Refinación más grande del mundo, propiedad de PDVSA, ubicado en la Península de Paraguaná.

GWh: Gigavatio-hora. Un millón de kilovatios-hora.

INAVI: Instituto Nacional de la Vivienda.

INE: Instituto Nacional de Estadísticas.

KV: Kilovoltio. Unidad de medida de potencial eléctrico.

KVA: Kilovoltio-amperio.

KWh: Kilovatio-hora. Uso de electricidad a la tasa de 1 kilovatio por una hora.

Margen EBITDA: EBITDA expresado como porcentaje del total de ingresos de operación.

MW: Megavatio (mil Kw). Unidad para medir potencia eléctrica.

n. m.: *Not meaningful*. Sin significado práctico.

O.A.M. Planta Oscar Augusto Machado

OPSIS: Oficina de Operación de Sistemas Interconectados. Representa al Centro de Control Nacional de Electricidad.

PDVSA: Petróleos de Venezuela, S. A.

GLOSARIO DE TERMINOS ...3

Pérdidas de Energía:	Representa la diferencia entre la energía que entra al sistema de transmisión-distribución y la que se vende al cliente. Son ocasionadas por la operación del sistema eléctrico (pérdidas técnicas) y por el uso indebido de la electricidad (hurto, fraude, etc.). Se contabiliza en un intervalo de 12 meses como un porcentaje de la energía neta total.
SAIDI:	Índice Móvil Anual de Duración de Interrupción del Sistema. kVA instalados interrumpidos imprevistos por los minutos de interrupción dividido entre los kVA totales.
SAIFI:	Índice Móvil Anual de Frecuencia de Interrupción. kVA instalados interrumpidos imprevistos dividido entre los KVA totales.
SENIAT:	Servicio Nacional Integrado de Administración Aduanera y Tributaria.
S.I.N.:	Sistema Interconectado Nacional
TM:	Toneladas métricas. Un millón de gramos.
Utilidad (pérdida) neta por acción:	Utilidad (pérdida) neta entre el promedio ponderado del número de acciones en circulación.
Utilidad (pérdida) neta por ADR:	Utilidad (pérdida) neta por acción por el número de acciones que conforman un ADR (50 acciones comunes de la compañía).

END